FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  July 15, 2003

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                           LOCALIZA FRANCHISING LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS

Item
1. Consolidated Financial Statements Together with Report of Independent Public Accountants - LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES - December 31, 2002 and 2001 - (Translation of the report originally issued in Portuguese)

2. Financial Statements Together with Report of Independent Public Accountants TOTAL FLEET S.A.- December 31, 2002 and 2001 - (Translation of the report originally issued in Portuguese.)

Localiza Rent a Car S.A.:
3. Minutes of the Meeting of the Board of Directors held on October 29th 2002

4. Minutes of the General Extraordinary Meeting held on December 12th 2002

5. Minutes of the Meeting of the Board of Directors held on December 12th 2002

6. Minutes of the General Extraordinary Meeting held on December 31st 2002

7. Minutes of the Meeting of the Board of Directors held on December 31st 2002

Total Fleet S.A.:
8. Minutes of the General Extraordinary Meeting held on December 12th 2002

9. Signatures page

                                (Convenience  Translation into English from the
                                      Original Previously Issued in Portuguese)


                         Localiza Rent a Car S.A.
                         and Subsidiaries


                         Financial Statements for the
                         Years Ended December 31, 2002 and 2001 and
                         Independent Auditors' Report




                         Deloitte Touche Tohmatsu Auditores Independentes

                (Convenience Translation into English from the
                 ---------------------------------------------
                   Original Previously Issued in Portuguese)
                   ----------------------------------------

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Shareholders and Board of Directors of
Localiza Rent a Car S.A.
Belo Horizonte - MG
-------------------

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Localiza Rent a Car S.A. and subsidiaries as of December 31, 2002, and the related statements of income, changes in shareholders' equity (Company), and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with generally accepted auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c)
     evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Localiza Rent a Car S.A. and subsidiaries as of December 31, 2002, and the results of their operations, the changes in its shareholders' equity (Company), and the changes in their financial positions for the year then ended, in conformity with Brazilian accounting practices and instructions of the CVM (Brazilian Securities Commission), as described in Note 2.

4. We have also audited the supplementary information included in Note 18 and in the Attachment to the financial statements referring to the consolidated financial position of the Companies as of December 31, 2002, considering as current assets the operating vehicles to be sold within one year and as noncurrent assets the remainder. In our opinion, the adoption of this accounting practice better reflects the consolidated financial position of the Companies as of that date in accordance with Brazilian accounting practices.

5. The individual (Company) and consolidated financial statements, supplementary information and respective Attachment for the year ended December 31, 2001, presented for comparative purposes, were audited by other independent auditors whose report thereon, dated March 14, 2002, was unqualified.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, March 14, 2003




/s/ DELOITTE TOUCHE TOHMATSU                              /s/ Walmir Bolgheroni
Auditores Independentes                                   Engagement Partner

                (Convenience Translation into English from the
                 ---------------------------------------------
                   Original Previously Issued in Portuguese)
                   ----------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------


ASSETS
------

                                                       Company                      Consolidated
                                                  ---------------------         ----------------------
                                                   2002          2001             2002          2001
                                                  -------       -------         --------      --------
CURRENT ASSETS:
    Cash and banks                                  2,800         4,077            8,076         6,070
    Short-term investments                         59,965        37,483           75,113        45,453
    Accounts receivable                            37,248        32,553           51,074        50,480
    Recoverable taxes                               3,772         6,048            4,872         9,817
    Other current assets                           10,150         7,125            2,851         4,553
                                                  -------        ------          -------       -------
                                                  113,935        87,286          141,986       116,373
                                                  -------        ------          -------       -------

NONCURRENT ASSETS:
    Investment in securities                       72,253        44,028           72,253        44,028
    Escrow deposits                                17,407        16,662           18,975        17,620
    Deferred income tax and social contribution    13,118         8,609           14,298         9,263
    Other                                           1,326         1,894            3,045         2,620
                                                  -------        ------          -------        ------
                                                  104,104        71,193          108,571        73,531
                                                  -------        ------          -------        ------

PERMANENT ASSETS:
    Investments:
       In subsidiaries                            158,762       172,856                -             -
       Other                                            -            62                -            62
    Property and equipment                        197,039       181,224          338,247       339,087
    Deferred charges                                3,561         4,704            3,561         4,704
                                                  -------       -------          -------       -------
                                                  359,362       358,846          341,808       343,853
                                                  -------       -------          -------       -------

TOTAL ASSETS                                      577,401       517,325          592,365       533,757
                                                  =======       =======          =======       =======

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

                 (Convenience Translation into English from the
                  ---------------------------------------------
                    Original Previously Issued in Portuguese)
                    ----------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

                                                        Company                      Consolidated
                                                   ---------------------         ----------------------
                                                     2002          2001             2002          2001
                                                   -------       -------         --------       -------
CURRENT LIABILITIES:
    Loans and financing                              8,953        28,435            8,953        33,247
    Suppliers                                       11,582        18,499           18,818        24,318
    Payroll and related charges                      7,559         6,474           10,067         8,685
    Income tax and social contribution                   -           199              460           214
    Taxes, other than on income                      3,016           940            3,550         1,396
    Proposed dividends                              13,250        20,000           13,250        20,000
    Other                                            4,321         3,846            4,493         3,846
                                                    ------        ------           ------        ------
                                                    48,681        78,393           59,591        91,706
                                                    ------        ------           ------        ------

LONG-TERM LIABILITIES:
    Loans and financing                            309,451       258,245          309,451       258,245
    Reserve for contingencies                       31,299        24,221           35,847        27,037
    Other                                            1,332         1,126            1,583         1,344
                                                   -------       -------          -------       -------
                                                   342,082       283,592          346,881       286,626
                                                   -------       -------          -------       -------

MINORITY INTEREST                                        -             -               92            85
                                                   -------       -------          -------       -------

SHAREHOLDERS' EQUITY:
    Capital                                        129,000       116,200          129,000       116,200
    Capital reserves                                11,962        11,962           11,962        11,962
    Revaluation reserve                              2,760         2,760            2,760         2,760
    Legal reserve                                    7,190         4,850            7,190         4,850
    Accumulated earnings                            35,726        19,568           34,889        19,568
                                                   -------       -------          -------       -------
                                                   186,638       155,340          185,801       155,340
                                                   -------       -------          -------       -------

TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                           577,401       517,325          592,365       533,757
                                                   =======       =======          =======       =======

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

                 (Convenience Translation into English from the
                  ---------------------------------------------
                    Original Previously Issued in Portuguese)
                    ----------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$, except for earnings per share)
-------------------------------------------------------------------------------

                                                                     Company                   Consolidated
                                                              -----------------------      -----------------------
                                                                2002           2001          2002           2001
                                                              ---------      --------      ---------      --------
GROSS REVENUE FROM SERVICES AND SALES                           296,266       244,707        479,671       422,909
Deductions from gross revenue                                   (15,312)      (13,666)       (22,285)      (20,261)
                                                               --------      --------       --------      --------
         Net revenue                                            280,954       231,041        457,386       402,648

COST OF SERVICES AND SALES                                     (190,836)     (152,019)      (300,208)     (255,433)
                                                              ---------      --------      ---------      --------
         Gross profit                                            90,118        79,022        157,178       147,215

OPERATING EXPENSES:
    Advertising and selling                                     (34,508)      (28,705)       (47,550)      (38,511)
    General and administrative                                   (4,726)       (4,454)        (8,646)       (9,272)
    Management compensation                                      (3,657)       (3,397)        (4,372)       (3,970)
    Other operating expenses, net                                (1,933)         (428)        (2,406)         (954)
                                                               --------      --------        -------       -------
         Income from operations before financial items,
              equity in subsidiaries, and goodwill
              amortization                                       45,294        42,038         94,204        94,508

    Financial income                                             17,032        17,449         24,478        19,339
    Financial expenses                                          (30,673)      (30,779)       (32,056)      (32,367)
    Monetary and exchange variations:
       On assets                                                  8,964        16,903          8,988        16,727
       On liabilities                                           (32,597)      (56,380)       (32,597)      (56,381)
    Equity in subsidiaries                                       37,189        38,802              -             -
    Goodwill amortization                                        (1,141)       (1,010)        (1,141)       (1,353)
                                                               --------      --------        -------      --------
         Operating income                                        44,068        27,023         61,876        40,473

NONOPERATING INCOME (EXPENSE)                                      (118)          922           (125)          904
                                                                -------      --------        -------      --------
INCOME BEFORE TAXES ON INCOME                                    43,950        27,945         61,751        41,377

INCOME TAX AND SOCIAL CONTRIBUTION                                2,857         2,752        (15,666)      (10,669)
                                                                -------      --------        -------       -------
NET INCOME BEFORE MINORITY INTEREST                              46,807        30,697         46,085        30,708
MINORITY INTEREST                                                     -             -           (115)          (11)
                                                                -------      --------       --------       -------
NET INCOME                                                       46,807        30,697         45,970        30,697
                                                                =======       =======        =======       =======

EARNINGS PER SHARE                                               R$3.05        R$2.00
                                                                 ======        ======

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

                 (Convenience Translation into English from the
                  ---------------------------------------------
                    Original Previously Issued in Portuguese)
                    ----------------------------------------

LOCALIZA RENT A CAR S.A.
------------------------

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------

                                                            Capital reserves
                                                        ------------------------
                                                         Special
                                                         goodwill       Tax      Revaluation    Legal     Retained
                                              Capital    reserve     incentives    reserve      reserve   earnings       Total
                                             --------   ---------   -----------  -----------   --------   ---------    ---------

BALANCES DECEMBER 31, 2000                    110,800       11,898          64        2,760       3,315      16,759     145,596

Net income                                          -            -           -            -           -      30,697      30,697
Allocation of income-
    Legal reserve                                   -            -           -            -       1,535      (1,535)          -
    Interest on capital                             -            -           -            -           -      (6,353)     (6,353)
    Proposed dividends                              -            -           -            -           -     (20,000)    (20,000)
Capital increase from interest on capital       5,400            -           -            -           -           -       5,400
                                             --------     --------         ---     --------    --------    --------    --------

BALANCES DECEMBER 31, 2001                    116,200       11,898          64        2,760       4,850      19,568     155,340

Net income                                          -            -           -            -           -      46,807      46,807
Allocation of income-
    Legal reserve                                   -            -           -            -       2,340      (2,340)          -
    Interest on capital                             -            -           -            -           -     (15,059)    (15,059)
    Proposed dividends                              -            -           -            -           -     (13,250)    (13,250)
Capital increase from interest on capital      12,800            -           -            -           -           -      12,800
                                             --------     --------         ---      -------     -------     -------     -------

BALANCES DECEMBER 31, 2002                    129,000       11,898          64        2,760       7,190      35,726     186,638
                                             ========     ========         ===       ======      ======     =======     =======

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

                 (Convenience Translation into English from the
                  ---------------------------------------------
                    Original Previously Issued in Portuguese)
                    ----------------------------------------


LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------

                                                                      Company                  Consolidated
                                                              ----------------------      ---------------------
                                                                 2002          2001         2002         2001
                                                               --------      -------      -------      --------
SOURCE OF FUNDS:
  From operations-
  Net income                                                     46,807       30,697       45,970       30,697
  Items not affecting working capital -
      Equity in subsidiaries                                    (37,189)     (38,802)           -            -
      Depreciation and amortization, including goodwill          37,224       31,954       78,485       71,878
      Provision for contingencies                                10,235        5,957       12,303        7,489
      Recognition of noncurrent tax credits                      (3,608)      (1,784)      (4,133)      (1,889)
      Long-term monetary and exchange variations, net            24,510       53,861       24,832       53,861
      Provision for loss on investments                              62            -           62            -
      Disposals of property and equipment, net                  101,734       77,550      144,884      113,606
      Other, net                                                    347          362          462          373
                                                               --------     --------     --------     --------
                                                                180,122      159,795      302,865      276,015
  Other sources-
      From shareholders-
       Capital increase from interest on capital                 12,800        5,400       12,800        5,400

      From third parties-
       Interest on capital received                                   -       12,898            -            -
       Dividends received and receivable from subsidiaries       51,327       10,028            -            -
       Transfer from noncurrent to current assets                   743          755          743          755
       Redemption of compulsory loan                                  -        1,597            -        1,597
                                                               --------     --------     --------     --------
             Total sources                                      244,992      190,473      316,408      283,767
                                                               --------     --------     --------     --------
USE OF FUNDS:
  Net increase in noncurrent assets                               2,398        1,602        4,001        2,654
  Net decrease in long-term liabilities                           4,250        1,806        4,876        2,647
  Capital increase in subsidiary                                      -       10,980            -            -
  Additions to property and equipment                           153,630      158,321      221,386      254,945
  Goodwill on acquisition of former franchisees                       -        1,329            -        1,329
  Interest on capital                                            15,059        6,353       15,059        6,353
  Proposed dividends                                             13,250       20,000       13,250       20,000
  Other, net                                                         44            -          108           10
                                                               --------     --------     --------     --------
          Total uses                                            188,631      200,391      258,680      287,938
                                                               --------     --------     --------     --------

INCREASE (DECREASE) IN WORKING CAPITAL                           56,361       (9,918)      57,728       (4,171)
                                                               ========     ========     ========     ========

                                                                    (continues)

                 (Convenience Translation into English from the
                  ---------------------------------------------
                    Original Previously Issued in Portuguese)
                    ----------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)                              (continued)
-------------------------------------------------------------------------------

                                                                       Company                   Consolidated
                                                                ---------------------       ---------------------
                                                                 2002         2001           2002         2001
                                                                --------     --------       --------     --------
INCREASE (DECREASE) IN WORKING CAPITAL
REPRESENTED BY:

Working capital at end of year
    Current assets                                               113,935       87,286        141,986      116,373
    Current liabilities                                           48,681       78,393         59,591       91,706
                                                                 -------      -------       --------      -------
                                                                  65,254        8,893         82,395       24,667
Working capital at beginning of year                               8,893       18,811         24,667       28,838
                                                                 -------      -------       --------      -------

INCREASE (DECREASE) IN WORKING CAPITAL                            56,361       (9,918)        57,728       (4,171)
                                                                 =======      =======       ========       ======

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

                 (Convenience Translation into English from the
                  ---------------------------------------------
                    Original Previously Issued in Portuguese)
                    ----------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
-------------------------------------------------------------------------------


1.   OPERATIONS

     Localiza Rent a Car S.A. ("Localiza") is a closely held corporation, with headquarters in Belo Horizonte - Minas Gerais. The Company is controlled by 4 of its principal executives (founders) and 11 investment funds of DLJ (Donaldson, Lufkin & Jenrette) Merchant Banking, managed by CSFB (Credit Suisse First Boston), since August 2000.

     As part of the Senior Notes program (Note 11), the Company was registered with the SEC - Securities and Exchange Commission in the United States of America on March 10, 1998.

     The Company and its subsidiaries operate in 4 business segments: car rental, vehicle fleet management, used car sales and franchising.

     As of December 31, 2002, the Company's international structure, including the franchisees, comprised 320 agencies in 184 cities in Brazil and 43 cities in 6 Latin American countries. Of the 256 agencies in Brazil, 70 are operated by the Company and the remainder by franchisees. The
     Company's franchise system is managed by the subsidiary Localiza Franchising Ltda. ("Franchising"), formerly Localiza System Ltda., which charges royalties from franchisees and reimbursement of advertising expenses incurred to promote Localiza's brand name and services.

     As of December 31, 2002, the fleet consisted of 29,366 vehicles (30,786 in
     2001), of which 22,845 (24,579 in 2001) were owned by the Company, including 10,427 (12,300 in 2001) in the fleet rental segment, 5,405 (5,713 in 2001) were owned by Brazilian franchisees and the remainder by international franchisees. The Company replaces its daily rental fleet after 12 months, and a significant portion is sold to final consumers through 15 (14 in 2001) used car sales agencies located in 15 (14 in 2001) Brazilian cities.

     The Company's fleet rental and management business, conducted by the subsidiary Total Fleet S.A. ("Total Fleet"), rents cars to companies under contracts which can be terminated upon 30-day prior notice and payment of contractual charges ranging from 15% to 35% of the remaining contract payments, depending on contract terms and renewal clauses. The lease period for fleet cars varies from 12 to 48 months. Fleet management services, including car maintenance, insurance coverage, and replacement, among other, are contracted as defined by the customer.

     (a) Merger of controlling companies

     At the Extraordinary Shareholders' Meeting on June 30, 1998, shareholders approved the merger of Par-Liza Ltda. and Liza-Par S.A. (DLJ Merchant Banking affiliates), which held 33.33% of the Company's capital stock.

     The merger of Par-Liza Ltda. and Liza-Par S.A. was effected based on the related market values (which substantially approximated book values), based on expected future profitability, determined through an appraisal report prepared by an expert firm.

     The goodwill generated on the merger was R$40, which was added to the goodwill originally paid by the controlling companies on the acquisition of the investment in the Company (R$21,632) in March 1997, totaling R$21,672. As of December 31, 1999, the amount was recorded in deferred charges and as a credit to the special goodwill capital reserve account, in shareholders' equity, and was being amortized over 5 years from June 1998. In conformity with CVM (Brazilian Securities Commission) Instruction No. 349/01, the goodwill was adjusted to reflect the tax benefit arising from its amortization, effective January 1, 2000, and classified between current and noncurrent assets, according to future estimated realization through amortization. As of December 31, 2002, the remaining balance was classified in current assets (Note 15 - a and b).


     (b) Capital increases and reductions in subsidiaries

     On August 13, 1999, the Company contributed capital to Franchising, in the amount of R$685. These funds were used for purchasing the remaining 60% interest in the investee Localiza Master Franchisee Argentina S.A. ("MFA"), for R$ 337, generating goodwill of R$467 on the transaction. This goodwill was amortized under the straight-line basis at the annual rate of 20% to December 31, 2001, and classified as deferred charges in the consolidated financial statements, when the remaining balance was fully charged to Franchising's results, on a conservative basis, in view of the adverse economic situation in Argentina.

     On August 13, 1999, November 3, 1999 and December 31, 2000 and 2001, Franchising contributed capital to MFA in the amounts of R$346, R$171, R$91 and R$192, respectively. These capital contributions sought to provide financial support to MFA and to comply with Argentine legislation in regard to minimum shareholders' equity amounts.

     On July 31, 2002, MFA affected a capital reduction in the amount of ARP172,000 (Argentine pesos) to offset its accumulated deficit as of December 31, 2001, reestablishing equilibrium between capital and shareholders' equity, as required by article 205 of Law No. 19,550, of Argentina.

     On June 30, 2001, the Company approved a capital increase of R$100 in Prime Prestadora de Servicos S/C Ltda. ("Prime"), paid up on July 6, 2001.

     At the Extraordinary Shareholders' Meeting on December 28, 2001 of Total Fleet, a distribution to shareholders pursuant to Law No. 9,249/95 as interest on capital was approved, in the total amount of R$12,800. The same Meeting approved a capital increase, in the amount of interest on capital then proposed, net of withholding income tax, of R$1,920.


     (c) Acquisition and merger of franchisees

     In the second half of 2000, the Company began to operate directly in the operating areas of former franchisees in the regions of Uberlandia-Uberaba and in Santa Catarina. In June 2001, the Company assumed operations in the region of its former franchisee for Londrina-Maringa.

     This involved the acquisition and subsequent merger of spun-off companies of former franchisees Auto Locadora Coelho Ltda. (Auto Locadora Locar S.A.), which operated in the cities of Florianopolis, Blumenau, Itajai, Criciuma, Navegantes, Joinville and Forquilhinha, in Santa Catarina; Monza Autolocadora Ltda. (Auto Locadora Locare S.A.), which operated in the cities of Uberlandia and Uberaba, in Minas Gerais; and Locadora Marajo Ltda. (Londrina Locadora Ltda.), which operated in the cities of Londrina and Maringa, in Parana.

     The merger of the Santa Catarina region operations resulted in goodwill generated based on expected future profitability, in the amount of R$2,800, recognized as deferred charges. Since January 2001, this goodwill is being amortized at a 20% annual rate (Note 10).

     Goodwill generated on the merger of the Uberlandia-Uberaba operations was based on expected future profitability (R$1,585), recorded as deferred charges, and on the difference in market value of fleet vehicles (R$1,813), allocated to property and equipment. Since January 2001, this goodwill is being amortized at a 20% annual rate (Note 10), except for goodwill allocated to vehicles, amortized based on the realization of the respective vehicles.

     The merger of the Londrina and Maringa operations resulted in goodwill based on expected future profitability, in the amount of R$1,329, recognized as deferred charges, amortized at a 20% annual rate, since July 2001 (Note 10).


2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

     The financial statements have been prepared in accordance with Brazilian accounting practices, as determined under Brazilian corporate law, and instructions of the CVM. In spite of not having shares traded on stock exchanges, the Company adopts the CVM requirements to prepare its financial statements, in order to provide transparency in its financial reporting and disclosure process. Operating vehicles are classified in property and equipment, regardless of the estimated realization or replacement period, in accordance with CVM interpretations.

     The following significant accounting practices were adopted:

     (a) Short-term investments and investment in securities - Stated at the invested amount, plus income earned to the balance sheet date.

     (b) Allowance for doubtful accounts - Recognized based on an individual analysis of receivables, in an amount considered sufficient to cover possible losses on the realization of receivables, taking into consideration past experience, the current financial situation of the Companies' customers and past-due accounts.

     (c) Investments - Investments in subsidiaries are carried under the equity method. Other investments are stated at cost, monetarily restated to December 31, 1995, less allowance for losses, when applicable.

     (d) Property and equipment - Stated at cost, monetarily restated to December 31, 1995. These assets are depreciated on the straight-line basis at annual rates of 20% for vehicles and EDP equipment, 4% for construction in owned facilities and 10% for other items. Leasehold construction and improvements are amortized over the lease period. Land is stated at cost plus revaluation (Note 9).

     (e) Deferred charges - Represents goodwill generated on the merger of former franchisees, amortized at a 20% annual rate (Note 10).

     (f) Indemnities and claims - The Company and its subsidiary Total Fleet recognize a reserve for possible indemnities arising from accidents caused by cars rented to customers, based on the opinion of their legal counsel. The Company and its subsidiary do not contract risk insurance coverage involving collision damage and theft. These losses are recorded when incurred.

     (g) Income tax and social contribution - Recorded on the accrual basis, calculated based on the tax legislation in force. When realization is expected in the short or medium term, the Company and its subsidiaries recognize deferred tax credits on tax loss carryforwards and temporary differences, available for offset against future income.

     (h) Assets and liabilities in foreign currencies or subject to monetary updating - Assets and liabilities in foreign currencies are translated into Brazilian reais at the exchange rate reported by the Central Bank of Brazil at the balance sheet dates. Assets and liabilities in Brazilian reais and subject to contractual or legal indexation are restated at the balance sheet dates through the application of the related index. Gains and losses arising from exchange and monetary variations are recognized in income on a current basis.

     (i) Earnings per share - Calculated based on the number of shares outstanding at the balance sheet date.

     (j) Interest on capital - Interest paid to shareholders and received from subsidiaries, calculated in accordance with Law No. 9,249/95, was recorded in the Company's official books in income under financial expenses and income, respectively, as required by tax legislation. For the purpose of financial statement reporting, interest paid was presented as a charge to retained earnings and interest received as a reduction of investments.

     (k) Use of estimates - The preparation of financial statements requires management to make estimates and assumptions, in its best judgment, that affect the reported amounts of assets and liabilities, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

     (l) Reclassifications - The financial statements as of December 31, 2001 were reclassified, principally regarding: (i) classification of employee profit sharing in operating expenses and cost of services and sales, (ii) reclassification of certain short-term investments to noncurrent, and (iii) reclassification of debt swaps from other long-term liabilities to loans and financing, for comparability and consistency with the balances as of December 31, 2002.

     (m) Results of operations - Income and expenses are recorded on the accrual basis.


3. CONSOLIDATED FINANCIAL STATEMENTS

     The  consolidated  financial  statements  have been prepared in conformity with the legislation in force and with standards and procedures established by the CVM; they include the accounts of the Company, Localiza, and of the direct and indirect subsidiaries set forth in Note 8.

     The minority interest in the shareholders' equity of the subsidiary Franchising is presented in a separate caption in the balance sheet.

     In consolidation, the Company's interest in the shareholders' equity of the subsidiaries, as well as the balances of assets and liabilities, revenues, costs, expenses and unrealized profits arising from intercompany transactions were eliminated.

     As  of  December  31,  2002,  the   reconciliation   between  Company  and
     consolidated shareholders' equity and net income is as follows:

                                                                  2002
                                                      -------------------------
                                                      Shareholders'    Net
                                                         equity       income
                                                      -------------  ----------

     Company                                               186,638      46,807
     Unrealized profit on intercompany transactions           (837)       (837)
                                                           -------      ------
     Consolidated                                          185,801      45,970
                                                           =======      ======

     Note 18 and the related Attachment to the financial statements present the consolidated financial position of the Companies, considering the classification of operating vehicles based on the realization or replacement expectations of these assets.

4. SHORT -TERM INVESTMENTS AND INVESTMENT IN SECURITIES

                                                 Company                   Consolidated
                                           ---------------------     ----------------------
                                             2002          2001         2002        2001
                                           --------      -------     --------      --------
    Domestic:
        Bank deposit certificates (CDB)      46,538       21,979       59,681       28,625
        Federal government securities:
            Central Bank notes               11,798       15,504       11,798       15,504
            Treasury bills                    1,629            -        3,634        1,324
    Foreign:
        Fixed-income securities:
             Senior Notes                    72,253       44,028       72,253       44,028
                                            -------      -------      -------      -------
                                            132,218       81,511      147,366       89,481
    Noncurrent portion                       72,253       44,028       72,253       44,028
                                            -------      -------      -------      -------
    Current portion                          59,965       37,483       75,113       45,453
                                            =======      =======      =======      =======

     As of December 31, 2002 and 2001, temporary cash investments - domestic (Company and consolidated) were composed of short and medium term investments, negotiable and with high liquidity in the market.

     As of December 31, 2002 and 2001, Bank deposit certificates (CDB) were remunerated based on interbank deposit rates (CDI).

     Refer to investments in federal government securities, purchased under repurchase agreement granted by the bank, backed by federal treasury bills. Along with the investment in these securities, the Company entered into interest rate swaps aiming to provide these investments with yields equivalent to the variation of the Interbank Deposit Certificate - CDI. The redemption of repurchase agreements and the respective swap operations are concurrent and have immediate liquidity. The book value of these investments and the respective swaps are equivalent to their realizable value at the balance sheet dates.

     As of December 31, 2002 and 2001, investments linked to the U.S. dollar exchange rate represented 57% and 66.5%, respectively, of the consolidated total, summarized as follows:

                                                Company
                                       -----------------------
                                          2002        2001
                                       ----------  -----------

     Central Bank notes                    11,798     15,504
     Senior Notes                          72,253     44,028
                                          -------     ------
                                           84,051     59,532

     Investments in Central Bank notes refer to exchange bills with annual yields of 4.4% and 10.6% above exchange variation, maturing in April and July 2003, respectively, traded in the over-the-counter-market. As of December 31, 2002 and 2001, balances represent the amounts invested plus interest earned and exchange variation.

     From November 1998 to December 1999, based on Circular No. 2,677 of the Central Bank of Brazil - International Transfers of Reais, the Company invested funds abroad. As of December 31, 2002 and 2001, these funds were invested in fixed-income securities represented by Senior Notes issued by the Company, denominated in U.S. dollars and subject to average annual interest of 23.4%, calculated based on the yield of such securities and discounts on the respective repurchases. These investments mature on September 29, 2005 and are classified in noncurrent assets.


5. ACCOUNTS RECEIVABLE

                                           Company              Consolidated
                                     ------------------     ------------------
                                       2002      2001         2002      2001
                                     ---------  -------     --------   -------

     Car rentals                       33,161    29,302      46,082    43,791
     Used car sales                     8,262     6,271      10,948    10,252
     Royalties and other                    -         -       1,385     1,329
                                      -------   -------     -------    ------
                                       41,423    35,573      58,415    55,372
     Allowance for doubtful accounts   (4,175)   (3,020)     (5,591)   (4,155)
                                      -------   -------     -------    ------
                                       37,248    32,553      52,824    51,217
     Noncurrent portion                     -         -      (1,750)     (737)
                                      -------   -------     -------    ------
     Current portion                   37,248    32,553      51,074    50,480
                                      =======   =======     =======    ======

     The noncurrent portion is recorded under "Other assets".


6. OTHER CURRENT ASSETS

                                                           Company                      Consolidated
                                                   -----------------------     -----------------------
                                                      2002          2001          2002          2001
                                                   --------        -------     --------       --------
    Prepaid expenses - Senior Notes program
        (Note 11)                                       877           877           877            877

    Deferred income tax and social contribution
        (Note 15)                                     1,320         2,953         1,583          3,094
    Dividends receivable                              6,550             -             -              -
    Other receivables from subsidiaries               1,185         2,727             -              -
    Other                                               218           568           391            582
                                                     ------         -----         -----          -----
                                                     10,150         7,125         2,851          4,553
                                                     ======         =====         =====          =====


7. ESCROW DEPOSITS

                                                   Company                   Consolidated
                                            ----------------------       ---------------------
                                             2002           2001          2002          2001
                                            -------       --------       -------        ------
     PIS (tax on revenues)                        -          2,610            90         2,649
     PIS (tax on other revenues)                939            700         1,065           760
     COFINS (tax on other revenues)           4,378          3,237         4,955         3,512
     Finsocial (tax on revenues)              2,515          2,515         2,515         2,515
     ISS (tax on revenues)                    2,192             47         2,192            47
     Income tax and social contribution       2,606          2,322         2,606         2,322
     SESC/SENAC                                 539            754           770           872
     SEST/SENAT                               1,701          2,076         1,819         2,174
     SAT                                        911            623         1,282           888
     Labor litigation                         1,197          1,297         1,199         1,297
     Other                                      429            481           482           584
                                             ------         ------        ------        ------
                                             17,407         16,662        18,975        17,620
                                             ======         ======        ======        ======

     These deposits were made in connection with pending litigation. Related reserves for contingencies are described in Note 14, when applicable.


8. INVESTMENTS IN SUBSIDIARIES

                                                        2002        2001
                                                      -------     -------
     Subsidiaries:
         Total Fleet S.A.                             157,637     171,789
         Localiza Franchising Ltda.                     1,125       1,051
         Prime Prestadora de Servicos S/C Ltda.             -          16
                                                      -------     -------
                                                      158,762     172,856
                                                      =======     =======

     The principal information on subsidiaries is as follows:

                                                                         Company's interest
                                                   -----------------------------------------------------------------
                                                                           In shareholders'
                                                      Ownership (%)             equity               In income
                                                   --------------------  --------------------- ---------------------
                                                    2002       2001        2002       2001       2002       2001
                                                   ---------  ---------  ---------- ---------- ---------- ----------
     Direct subsidiaries:
     Total Fleet S.A.
        Capital - 109,630,000 shares                 100.0      100.0     157,637    171,789     35,848     38,791

     Localiza Franchising Ltda.
        Capital - 1,115,540 sharequotas               92.5       92.5       1,125      1,051      1,401        137

     Prime Prestadora de Servicos S/C Ltda.
        Capital - 15,000 sharequotas                  99.9       99.9        (44)         16        (60)      (126)

     Indirect subsidiary:
     Localiza Master Franchisee
        Argentina S.A.
         Capital - 25,000 (197,000 in 2001)           92.5       92.5          88         41         44        182
             shares


     Changes in investments in subsidiaries are summarized as follows:

                                                               Company
                                                        ---------------------
                                                          2002         2001
                                                        --------      -------
     Balance at beginning of year                        172,856      146,000
     Capital contribution                                      -       10,980
     Equity in subsidiaries                               37,189       38,802
     Dividends and interest on capital received          (51,327)     (22,926)
     Reserve for subsidiary's deficiency in net assets        44            -
                                                         -------      -------
                                                         158,762      172,856
                                                         =======      =======

     As of December 31, 2002, the Company recognized a reserve for Prime's deficiency in net assets, classified in current liabilities.

     The principal related-party transactions and balances are summarized as follows:

                                                                                  Localiza
                                                      Total Fleet S.A.        Franchising Ltda.
                                                     ---------------------   ----------------------
                                                      2002        2001         2002        2001
                                                     ---------  ----------   ----------  ----------

     Accounts receivable                                  72          82            -           -

     Other receivables:
            Current
              Dividends receivable                     5,761           -          789           -
              Other                                    1,172       2,643           13          84
            Noncurrent                                     -           -          197         162

     Suppliers and other payables                        440         188            -         167

     Dividends and interest on capital                50,000      22,800        1,327         126

     Car rental revenue                                1,406       1,196            -           -

     Car sales revenue                                 3,779           -            -           -

     Other revenues                                       18          57            -           -

     Direct cost - recovery                             (554)       (367)           -           -

     Cost of cars sold                                 2,942           -            -           -

     Advertising and selling expenses - recovery        (591)       (469)        (526)       (494)

     Administrative expenses - recovery               (2,863)     (3,462)           -           -

     Financial income                                      -           -            -           3


     At the Extraordinary Shareholders' Meeting of Total Fleet, on December 12, 2002, the payment of dividends was approved from retained earnings through November 30, 2002, in the amount of R$50,000, of which R$44,239 was paid, and R$5,761 will be paid in 2003.

     At the Shareholders' Meetings of Franchising on March 28, August 13 and December 31, 2002 the payment of dividends from retained earnings was approved, in the total amount of R$1,435, of which R$853 is unpaid.

     Total Fleet uses the Company's administrative and advertising structure. These services are billed regularly.

     Related-party transactions were carried out under conditions considered by management to be compatible with market conditions.


9. PROPERTY AND EQUIPMENT

                                                                    Company                     Consolidated
                                                             -----------------------       -------------------------
                                                               2002           2001           2002            2001
                                                             --------        -------       --------        --------
Acquisition cost:
    Vehicles                                                  201,842        185,363        401,817         396,103
    Real estate                                                   989            957            989             957
    Leasehold improvements                                      4,138          5,146          4,158           5,176
    Computer equipment and software, fixtures and
        other                                                  15,920         12,770         16,814          13,843
                                                              -------        -------        -------         -------
                                                              222,889        204,236        423,778         416,079
                                                              -------        -------        -------         -------

Accumulated depreciation and amortization:
    Vehicles                                                  (22,144)       (18,906)       (81,456)        (72,310)
    Other                                                      (6,918)        (7,318)        (7,287)         (7,894)
                                                              -------        -------        -------         -------
                                                              (29,062)       (26,224)       (88,743)        (80,204)
                                                              -------        -------        -------         -------

    Land                                                        3,212          3,212          3,212           3,212
                                                              -------        -------        -------         -------
                                                              197,039        181,224        338,247         339,087
                                                              =======        =======        =======         =======

     As of December 31, 2002 and 2001, property and equipment includes the amount of R$2,760, arising from a land revaluation write-up in 2000, based on an appraisal report prepared by a specialized firm.

10. DEFERRED CHARGES

                                            Company            Consolidated
                                        ----------------     ----------------
                                         2002      2001       2002      2001
                                        ------    ------     ------    ------
     Goodwill on merger -
         Auto Locadora Locar S.A.        2,800     2,800      2,800     2,800
         Auto Locadora Locare S.A.       1,585     1,585      1,585     1,585
         Londrina Locadora Ltda.         1,329     1,329      1,329     1,329
     Accumulated amortization           (2,153)   (1,010)    (2,153)   (1,010)
                                         -----     -----     ------     -----
                                         3,561     4,704      3,561     4,704
                                         =====     =====     ======     =====


11. LOANS AND FINANCING

                                   Average annual interest rate (%)
                                -------------------------------------
                                     Company           Consolidated            Company             Consolidated
                                ----------------    -----------------     ------------------    -------------------
                                 2002       2001      2002      2001       2002       2001       2002        2001
                                -----     ------    ------    -------     --------  --------    ---------   -------
     Foreign currency - US$
         Senior Notes           10.25      10.25     10.25     10.25      362,283    237,920     362,283    237,920
         Swaps                    -          -         -         -        (43,879)    26,205     (43,879)    26,205
         Compror                  -        (2.43)      -       (0.50)           -     22,555           -     27,367
                                                                          -------    -------     -------    -------
                                                                          318,404    286,680     318,404    291,492
          Current portion                                                   8,953     28,435       8,953     33,247
                                                                          -------    -------     -------    -------
             Long-term                                                    309,451    258,245     309,451    258,245
                                                                          =======    =======     =======    =======

     On October 1, 1997, the Company concluded a funding operation abroad through the placement of Senior Notes, in the amount of US$100 million, maturing in a single installment on September 29, 2005, subject to annual interest of 10.25%, payable semiannually on April 1 and October 1. At the discretion of the Company, these notes can be redeemed, totally or partially, starting October 1, 2001.

     These funds were obtained to finance the existing fleet, to expand activities and to meet the Company's working capital requirements.

     Expenses incurred in this program, including charges and commissions totaling R$5,004, were classified as prepaid expenses and are being amortized over the debt term. As of December 31, 2002, the amount to be amortized was R$1,783 (R$2,505 in 2001), of which R$877 (R$877 in 2001)
     was classified as current.

     The Company and its subsidiaries are subject to certain restrictive clauses under the Senior Notes program. In case the conditions set forth in the program are not met (default), except in certain circumstances, these restrictive clauses will limit, among other things, the Company's capacity to pay dividends above legal minimum limits, and to repurchase shares and make certain payments and investments, if, after these operations, the following events arise: (i) the contractual clauses contained in the Senior Notes program are not complied with, (ii) the Company and its subsidiaries are unable to raise further funds due to indices set forth in the Senior Notes contract, and (iii) payments made by the Company and its subsidiaries exceed the limits established in the program. Noncompliance with a contractual clause also includes the incapacity of the Company and its subsidiaries to comply with certain contractual restrictions of the Senior Notes program. These contractual restrictions include limitations on the capacity of the Company and its subsidiaries to (i) incur certain additional indebtedness, (ii) pledge some assets, (iii) carry out certain transactions with related companies,
     (iv) carry out certain sale and leaseback transactions, and (v) carry out certain transactions involving the merger, acquisition and sale of companies. The Company's management believes that all contractual restrictions in the Senior Notes program have been complied with.

     As of December 31, 2002 and 2001, the long-term debt will mature in 2005.

     As described in Note 17, the Company entered into long-term swap agreements, in the amount of US$66,300,000 as a hedge against exchange variations above the expected level. As of December 31, 2002, these swap operations generated a gain of R$43,879 (loss of R$26,205 as of December 31, 2001), calculated based on the updating of indices under the swap agreements. This unrealized gain (loss in 2001) is included together with the long-term debt generating the exchange exposure.

     As of December 31, 2001, aiming at improving cash management, the Company and its subsidiary Total Fleet had "compror" financing indexed to the U.S. dollar, plus an effective negative annual average spread of 2.43% and 0.50% (Company and Consolidated), in the principal amounts of US$9,682,000 and US$11,715,000 obtained from Brazilian financial institutions, without collateral and maturing to May 2002. To protect against possible losses on these operations arising from fluctuations of the local currency in relation to the U.S. dollar, the Company and Total Fleet performed swap operations by replacing the exchange variation plus average negative spreads for the CDI, plus annual interest of 2.06% (Company and Consolidated). As of December 31, 2001, unrealized net losses on these swap operations amounting to R$104 and R$172 (Company and Consolidated), were accrued and charged to income. The fair value of these operations approximated book values. As of December 31, 2001, this financing (compror), including interest incurred in the period and loss on the swap operations, amounted to R$22,555 and R$27,367 (Company and Consolidated).

12.  SUPPLIERS

     As of December 31, 2002, the balances (Company and consolidated) of R$11,582 and R$18,818 (R$18,499 and R$24,318 in 2001) were composed of
     R$6,976 and R$10,695  (R$13,228  and R$15,243 in 2001)  related to amounts payable for purchases of vehicles, without charges. The remaining balance refers to other suppliers of maintenance services, parts, rentals and other.


13. PAYROLL AND RELATED CHARGES

                                                           Company                Consolidated
                                                      ------------------       ------------------
                                                       2002        2001         2002        2001
                                                      ------      ------       ------      ------
     Management compensation                           2,079       1,883        2,469       2,133
     Accrued vacation                                  1,961       1,675        2,610       2,218
     Provision for employees' bonuses                  2,756       2,349        3,913       3,483
     INSS (social security charges)                      498         386          672         518
     FGTS (provision for mandatory fund for
          unemployment benefits)                         154          93          216         130
     Other                                               111          88          187         203
                                                       -----       -----       ------       -----
                                                       7,559       6,474       10,067       8,685
                                                       =====       =====       ======       =====

     The Company pays employee profit sharing on a semi-annual basis based on their categories and performance evaluations, classified as operating costs or expenses in accordance with the employees' functions.


14. RESERVE FOR CONTINGENCIES

     (a) Reserves

                                                  Company                     Consolidated
                                            ----------------------        ----------------------
                                              2002           2001           2002           2001
                                            -------         ------        -------         ------
     PIS (tax on revenues)                        -          3,409             90          3,499
     PIS (tax on other revenues)                939            755          1,065            818
     COFINS (tax on other revenues)           4,378          3,528          4,955          3,819
     Finsocial (tax on revenues)              2,674          2,674          2,674          2,674
     ISS (tax on revenues)                    9,518          2,320         11,047          2,760
     Income tax and social contribution         518            572            518          1,444
     SESC/SENAC                                 539            101            698            101
     SEST/SENAT                               4,053          3,704          4,348          4,021
     SAT                                        890            645          1,261            920
     Labor litigation                         2,552          3,408          2,575          3,408
     Civil litigation                         2,152          1,810          2,474          2,016
     Fiscal                                   2,753            994          3,683          1,161
     Other                                      333            301            459            396
                                             ------         ------         ------         ------
                                             31,299         24,221         35,847         27,037
                                             ======         ======         ======         ======

     The Company is challenging the payment of certain taxes in court. Reserves for contingencies were recognized based on the opinion of its legal counsel. The principal contingencies are summarized as follows:

     o PIS (tax on revenues) - The Company and its subsidiaries were challenging the payment of PIS levied on revenue as provided for by Executive Order No. 1,212/96. As of December 31, 2002, the reserve amounts to R$90 (R$3,499 in 2001), of which R$90 (R$2,649 in 2001) is deposited in escrow. In September 2002, a final and unappealable decision was issued, favorable to the Federal Government. Accordingly, the amount deposited in escrow was written off against the reserve.

       In December 2002, the subsidiaries petitioned for the conversion of the escrow deposit which assured the suspension of the payments due, to the Federal Government, although they maintained the lawsuit. This conversion has not yet been granted in court.


     o PIS and COFINS (taxes on other revenues) - The Company and its subsidiaries are challenging the collection of PIS and COFINS on other operating income, as provided under Law No. 9,718/88. As of December 31, 2002, the reserve amounts to R$6,020 (R$4,637 in 2001), of which R$6,020 (R$4,272 in 2001) is deposited in escrow.

       In December 2002, the Company and its subsidiaries petitioned for the conversion of the escrow deposits which assured the suspension of the payment due, to the Federal Government, although they maintained the lawsuit. This conversion has not yet been granted in court. The Company and its subsidiaries resumed the monthly payments as of December 2002.

     o Finsocial (tax on revenues) - Between 1988 and 1992, the Company paid this tax at the rate of 0.5%, in accordance with the legislation then in force. Subsequently, the rate was gradually increased to 2%. The Company was challenging such increase but, based on the decision of the Supreme Court on July 29, 1997, believes that the amounts related to the rate increase are payable. As of December 31, 2002, this reserve amounts to R$2,674 (R$2,674 in 2001), of which R$2,515 (R$2,515 in 2001) is deposited in escrow. In July 1999, the Company filed a petition requesting that a portion of the above-mentioned deposits (R$1,026), deposited during the lawsuit, be converted into Federal assets, so as to benefit from the amnesty granted by Law No. 9,779/99. If the petition is accepted by the Brazilian Treasury and confirmed by the Federal Court, the accrued liability will be reversed and the remaining deposit will then be returned to the Company.

     o ISS (tax on revenues) - Since June 2001, the Company and its subsidiary Total Fleet have been challenging the collection of ISS on car rentals, since there is no legal provision for the collection of referred tax on this operation. As of December 31, 2002, the reserve amounts to R$11,047 (R$2,760 in 2001), of which R$2,192 (R$47 in 2001) is deposited in escrow.

     o Income tax and social contribution - Due to tax inspections conducted in prior years, the Company and its subsidiary Franchising were assessed mainly due to the recording of expenses not evidenced or not considered necessary to the Company's operations.

       The Company and Franchising based their defense on prior decisions by the Supreme Court and on legislation in force. As of December 31, 2002, the reserve amounted to R$518 (R$1,444 in 2001), and R$2,606 (R$2,322 in 2001) was deposited in escrow.

       Franchising also provided a bank guarantee in order to suspend the payment of the taxes due in the amount of R$931.

       In September 2002, the Company and Franchising opted for the tax amnesty program pursuant to Executive Order No. 66/02, reducing part of the liability related to these tax assessments in the amount of R$665.

     o SESC/SENAC - The Company and its subsidiaries Franchising and Prime are challenging the collection of these charges on payroll, since they do not carry out commercial activities. As of December 31, 2002, the reserve amounts to R$698 (R$101 in 2001), and R$770 (R$872 in 2001) is deposited in escrow.

       In December 2002, Prime petitioned for the conversion of the escrow deposit, which assured the suspension of the payment due, to the Federal Government, although it maintained the lawsuit. This conversion has not yet been granted in court. Prime resumed the monthly payments as of December 2002.

     o SEST/SENAT - The Company and its subsidiary Total Fleet are challenging the collection of these charges on payroll, since they do not conduct transportation activities. As of December 31, 2002, the reserve amounts to R$4,348 (R$4,021 in 2001), of which R$1,819 (R$2,174 in 2001) is deposited in escrow.

     o SAT - The Company and its subsidiaries are challenging the collection of this contribution on payroll, since this tax is regulated by a Decree, not by a Law. A petition was filed for the offset of the amounts paid from July 1991 to March 1999, against amounts payable related to other social security contributions on payroll. Another petition was filed, in order to suspend payment of the amounts. In spite of have been granted a preliminary injunction, the Company and its subsidiaries are still making deposits in escrow, in the amount of R$1,282 as of December 31, 2002 (R$888 in 2001); the recorded reserve totals R$1,261 (R$920 in 2001).

       In December 2002, the Company and its subsidiaries petitioned for the conversion of the escrow deposits, which assured the suspension of the payments due, to the Federal Government, although they maintained the lawsuit. This conversion has not yet been granted in court. The Company and its subsidiaries resumed the monthly payments as of December 2002.

     o Labor litigation - The Company is a party to a number of labor claims, mainly related to overtime payment and related payroll charges. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims, R$2,575 (R$3,408 in 2001), is sufficient to cover possible losses. Of this amount, R$1,199 (R$1,297 in 2001) was deposited in escrow.

     o Civil contingencies - The Company is a party to a number of civil lawsuits, mainly related to claims for indemnities arising from damages caused to third parties by rented cars. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims, R$2,474 (R$2,016 in 2001), is sufficient to cover possible losses. Of this amount, R$56 (R$50 in 2001) was deposited in escrow.

     o Fiscal - Reserves for estimated tax contingencies are based on analyses of pending lawsuits, and on the opinion of the Company's legal counsel.


     (b) Other

     o ICMS (State VAT) on transfers of vehicles - The Company has been assessed in connection with transfers of vehicles between its branches, mainly by the State of Minas Gerais. In 1998, the Finance Department of the State of Minas Gerais replied favorably to a consultation by Localiza and declared it as not subject to ICMS. As a result, most administrative tax proceedings filed against Localiza were cancelled. In other Brazilian states, Localiza is still challenging, at administrative and judicial levels, the taxation of ICMS on these transfers; legal counsel, based on precedents, believe that the Company has probable chances of a favorable outcome. Accordingly, as of December 31, 2002, no reserve has been recognized for such issues.

     o ICMS on cars sold - The Company was assessed in various states in connection with the collection of ICMS on used car sales. In 1998, the Company was granted a favorable reply from the Finance Department of the State of Minas Gerais, which declared it as an ICMS nontaxpayer, in connection with used car sales. The Company is challenging the other assessments in court, by alleging that such sales are not subject to ICMS. Legal counsel believes that the Company has probable chances of a favorable outcome. Accordingly, as of December 31, 2002, no reserve has been recognized for such assessments.

       For certain cases, the Company provided bank guarantees in order to suspend payment of the taxes assessed in the amount of R$923.

     o ISS - The Company has a number of assessments in connection with this tax, which basically refer to ISS claimed on fuel billings charged to customers and discounts granted to them. The Company has not recognized a reserve for these contingencies, since legal counsel believes that the Company will prevail in these cases, based on precedent decisions of the Brazilian courts.

       Company management, based on the opinion of its legal counsel, does not expect that the resolution of these issues will have a material adverse effect on the Company's financial position and results of operations. Except for the reserves stated above, it believes that no additional reserve is required.

       For certain lawsuits, the Company and its subsidiary Franchising provided bank guarantees in order to suspend payment of the taxes claimed in the amount of R$1,422.

15. INCOME TAX AND SOCIAL CONTRIBUTION

(a) Deferred income tax and social contribution in current assets

     Deferred taxes in current assets, under the caption "other current assets", are composed as follows:

                                                         Company                Consolidated
                                                    -----------------     -------------------
                                                     2002       2001       2002        2001
                                                    ------     ------     ------      -------
 Deferred income tax and social contribution
    arising from-
  Income tax losses                                      -      1,226          -       1,226
  Tax effect on downstream merger - CVM
       Instruction No. 349/01                          596      1,473        596       1,473
   Temporary differences in deductibility of-
     Allowance for doubtful accounts                   549       254         676         395
      Accrual for payables to suppliers                175         -         311           -
                                                     -----      -----      -----       -----
                                                     1,320      2,953      1,583       3,094
                                                     =====      =====      =====       =====

(b) Deferred income tax and social contribution in noncurrent assets

     Deferred taxes recorded in noncurrent assets are composed as follows:

                                                          Company                Consolidated
                                                   -------------------       ------------------
                                                     2002        2001         2002        2001
                                                   -------      ------       ------      ------
     Deferred income tax and social
         contribution arising from:
       Income tax losses                             1,538           -        1,538           -
       Social contribution losses                    2,215       1,155        2,215       1,155
       Tax effect on downstream merger - CVM
           Instruction No. 349/01                        -         596            -         596
        Temporary differences in
            deductibility of -
            Reserve for contingencies                8,799       6,151        9,886       6,748
            Other accruals                             566         707          659         764
                                                    ------       -----       ------       -----
                                                    13,118       8,609       14,298       9,263
                                                    ======       =====       ======       =====

     In accordance with CVM Instruction No. 349/01, the Company recognized, retroactively to January 1, 2000, a reserve to adjust goodwill on the downstream merger of Par-Liza Ltda. and Liza-Par S.A. (Localiza's former controlling companies) to its realizable value, in the amount of R$9,774, as described in Note 1 (a). This reserve, which was recorded in shareholder's equity as a reduction of the special goodwill reserve, represented 66% of the unammortized goodwill at that date.

     The realization of deferred income tax and social contribution credits is dependent upon future events that will result in the deductibility of the items that gave rise to these credits, under the legislation in effect.

     Management estimates indicate that credits related to nondeductible reserves and accruals, mainly the reserve for contingencies, will be realized as the respective lawsuits are concluded. Management, based on a budget that projects future taxable income, expects that the credits related to tax losses will be realized in the period from 2003 to 2006, as follows:


                          Company and Consolidated
                         ---------------------------
                                          Social
                         Income tax     contribution
                         ----------    -------------
                  2003           -            -
                  2004       1,538          672
                  2005           -          503
                  2006           -        1,040
                             -----        -----
                             1,538        2,215
                             =====        =====

(c) Income tax and social contribution - effects on income

                                                      Company                  Consolidated
                                                ---------------------       ---------------------
                                                  2002         2001            2002         2001
                                                --------      -------       --------     --------
     Current expense                                (19)        (199)       (19,190)     (13,712)
     Tax credits on temporary differences         2,977        2,289          3,625        2,372
      Recognition of tax credits on tax loss
         carryforwards                            1,372        2,155          1,372        2,155
      Realization of tax effect arising from
         downstream merger                       (1,473)      (1,493)        (1,473)      (1,493)
     Other                                            -            -              -            9
                                                 ------       ------        -------      -------
        Reported credit (expense)                 2,857        2,752        (15,666)     (10,669)
                                                 ======       ======        =======      =======

(d) Income tax and social contribution - reconciliation of nominal and reported expenses

                                                                 Company                   Consolidated
                                                          ----------------------     ----------------------
                                                             2002         2001         2002         2001
                                                          ---------     --------     --------      --------
     Nominal expense                                       (14,943)      (9,501)     (20,995)      (14,068)
     Adjustments to nominal expenses -
         Equity in subsidiaries                             12,644       13,192            -             -
         Effect of deduction of interest on capital
              paid                                           5,120        2,160        5,120         2,160
         Tax effect on interest on capital received              -       (4,385)           -             -
         Recognition of tax credit on social
              contribution loss carryforward and
              temporary differences                              -        1,469           69         1,449
         Other, net                                             36         (183)         140          (210)
                                                            ------       ------       ------        ------
     Reported credit (expense)                               2,857        2,752      (15,666)      (10,669)
                                                            ======       ======       ======        ======

     (e) Current liability

     As of December 31, 2002, income tax and social contribution payable for 2002 of the subsidiaries, in the amount of R$460, are stated net of prepayments for the year. Income tax and social contribution payable for 2002 of the Company are offset against prepayments for the year and are recorded under Recoverable taxes, in the amount of R$2,612.

     As of December 31, 2001, income tax and social contribution payable for 2001 of the Company, Franchising and Prime, in the amount of R$214, are stated net of prepayments for the year. Income tax and social contribution payable for 2001 of the subsidiary Total Fleet are offset against prepayments for the year and are recorded under Recoverable taxes, in the amount of R$3,702.

     As of December 31, 2002 and 2001, income tax and social contribution rates are as follows:

                Income tax                           15%
                Additional income tax surcharge      10%
                Social contribution                   9%


16. SHAREHOLDERS' EQUITY

     (a) Capital

     As of December 31, 2002 and 2001, subscribed and paid-up capital is represented by 15,360,000 registered common shares without par value, in the amount of R$129,000 (R$116,200 in 2001). Capital may be increased, by resolution of the Board of Directors, by up to 810,000 registered preferred shares.

     As of December 31, 2002, capital was composed as follows:

                                            Common
                Shareholders                shares              %
     ---------------------------------    ------------       ------
     Founders                               10,239,994        66,66
     DLJMB Overseas Partners II, C.V.        3,225,217        21,00
     DLJ First ESC L.P.                        614,400         4,00
     DLJMB Funding II, Inc                     572,622         3,73
     DLJ Diversified Partners, L.P.            188,561         1,23
     DLJ Offshore Partners II, L.P.            158,599         1,03
     DLJMB Overseas Partners II-A, C.V.        128,443         0,84
     UK Investment Plan 1997 Partners           85,333         0,56
     DLJ Diversified Partners-A, L.P.           70,025         0,46
     DLJ Millenium Partners, L.P.               52,148         0,33
     DLJ EAB Partners, L.P.                     14,481         0,09
     DLJ Millenium Partners-A, L.P.             10,171         0,07
     Board members                                   6            -
                                          ------------       ------
                                            15,360,000       100,00

     On November 30, 2002, the Company's holding companies sold their Localiza shares to majority shareholders (individuals).


     (b) Interest on capital

     At the Extraordinary Shareholders' Meeting on December 31, 2002, shareholders approved a distribution, pursuant to Law No. 9,249/95, and amendments introduced by article 78 of Law No. 9,430/96, as interest on capital related to 2002, in the amount of R$15,059 (R$6,353 as of June 30, 2001 related to the first half of 2001). At the same Meeting, a capital increase was approved, in the same amount paid to shareholders as interest on capital, net of withholding income tax of R$2,259 (R$953 in 2001).


     (c) Proposed dividends

     The Company's bylaws provide for the distribution of minimum dividends of 25% of net income, adjusted as provided by Law. However, the payment of dividends may be reduced or suspended, upon unanimous decision of the shareholders.

     Management proposed the distribution of R$13,250 as dividends as of December 31, 2002 (R$20,000 in 2001), to be ratified at the Annual Shareholders' Meeting, calculated as follows:

                                                          2002        2001
                                                        --------    --------
     Net income                                          46,807      30,697
     Legal reserve (5%)                                  (2,340)     (1,535)
                                                         ------      ------
                                                         44,467      29,162
     Compulsory minimum dividends (25%)                  11,117       7,291
                                                         ------      ------

     Dividends and interest on capital:
        Proposed dividends                               13,250      20,000
        Interest on capital credited                     15,059       6,353
        Withholding income tax on interest on capital    (2,259)       (953)
                                                         ------      ------
          Total                                          26,050      25,400
                                                         ======      ======

     Percentage on adjusted net income                    58.6%       87.1%
                                                          =====       =====

     Dividends and interest on capital per share (R$)      1.70        1.65
                                                           ====        ====

     The allocation of the remaining balance of retained earnings for the year ended December 31, 2002 will be decided at the Annual Shareholders' Meeting.

     (d) Stock option plan

     The Company sponsors a stock option plan involving registered preferred shares for certain employees and directors, as follows:

                                      Ex-eligible personnel
   Beginning    Eligible    Options   ---------------------   Remaining
    of year     personnel   granted    Number       Shares     options
  -----------   ---------   --------  -------       -------   ---------
     1998           46       143,000       6         10,000    133,000
     1999           43       156,000       5         16,750    272,250
     2000           40       156,000       4         20,500    407,750
     2001           36       154,500       4         34,250    528,000
     2002           34       153,000       2         48,000    633,000

     Up to December 31, 2002, no participant had exercised his or her option.


17. FINANCIAL INSTRUMENTS

     Financial instruments of the Company and its subsidiaries, including derivatives (in addition to those mentioned in Note 11), are recorded in balance sheet accounts as of December 31, 2002 and 2001. These instruments were managed through short and medium-term operating strategies up to the first half of 2001, aiming at liquidity, profitability and security.

     In the second half of 2001, the Company split its strategy into two parts: positions involving cash remained within the prior objectives, and a long-term strategy was introduced in which, through noncash positions, part of the Company's debt was changed from subject to exchange variation plus 10.25% per year to indexation at local interest, based on the CDI.

     These long-term operations were contracted in the period from September to October 2001, and refer to swap operations, all maturing on September 29, 2005. These swaps in the total amount of US$66,300,000 were negotiated based on an average U.S. dollar rate of R$2.6546/US$1.00, and represent a change from exchange variation, plus an average coupon of 9.5568% per year to 100% of CDI rates, and were carried out aiming at improving the Company's hedge against exchange variations above estimated levels.

     As of December 31, 2002, the accumulated adjustments recorded in connection with these swaps were a gain of R$43,879 (loss of R$26,205 in 2001), recognized in long-term liabilities as a reduction (increase in
     2001) of loans (Note 11).

     In line with its the long-term strategy, the Company also has short and long-term investments indexed to the US dollar, as described in Note 4.

     As of December 31, 2002 and 2001, the Company and Total Fleet have derivative financial instruments (securities purchased under repurchase agreements granted by the banks, along with interest rate swaps), as described in Note 4. These swaps have terms and conditions for early redemption equal to those of the investments which were covered by the swap agreements. Since they are presented at realizable value, book value corresponds to fair value.

     As of December 31, 2002, the market value of financial instruments of the Company and its subsidiaries, calculated using current interest rates for operations with similar conditions and terms, approximates book value, except for the items below, for which market values were calculated based on their quotations at the balance sheet date:

                                          Company and Consolidated
                               ----------------------------------------------
                                        2002                    2001
                               ---------------------   ----------------------
                                  Book       Market      Book      Market
                                 value       value       value      value
                               ---------   ---------   ---------  -----------
     Investment securities:
          Senior Notes           72,253      66,919      44,028      50,002
          Central Bank notes     11,798      11,077      15,504      16,082

     Loans and financing:
          Senior Notes         (362,283)   (256,284)   (237,920)   (191,512)
          Swaps                  43,879     (12,031)    (26,205)    (26,146)


     Management considers that a reserve to reduce the book value of swaps, investments in fixed-income securities (Senior Notes), and federal government securities to their fair values is not necessary, since it expects to hold these instruments to maturity.


18. SUPPLEMENTARY INFORMATION - OPERATING VEHICLES

     Operating vehicles are replaced according to defined parameters of service quality and contractual obligations with customers, so that the Company and its subsidiary Total Fleet are able to reasonably determine the proper timing to remove vehicles from operation, make them available for sale and effectively sell them.

     The Company and its subsidiary have monitoring procedures over probable used car sales prices, so that they are able to reasonably determine, through the depreciation rate, that the realizable value of their vehicles exceeds the respective book values.

     The proceeds from used car sales account for a significant portion of the revenues and of incoming cash flows, representing a source of funds required for meeting the Company's financial commitments and for purchasing new vehicles.

     The  financial  position  of the  Company  and its  subsidiary  is  better
     reflected  when  operating   vehicles  are  classified  in  the  financial
     statements based on the Companies' operating and financial cycles.

     Accordingly, operating vehicles would be classified in current assets when sales are expected to occur in less than 12 months, and in noncurrent assets, when the vehicle will be sold after such period. Vehicles removed from the fleet and transferred to points of sale should be classified as vehicles for sale, and the remainder as operating vehicles, in current and noncurrent assets, as applicable.

     In order to better reflect the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, summarized reclassified consolidated balance sheets as of December 31, 2002 and 2001 are presented, as supplementary information in the following Attachment to the Company's financial statements, based on the above- described criteria. The balance sheets presented in the Attachment comprise vehicle balances, as follows:

                                               Consolidated
                                         -------------------------
                                            2002            2001
                                         --------         --------
     Vehicles for sale
          Cost                             19,166          21,884
          Accumulated depreciation         (1,915)         (8,316)
                                          -------         -------
                                           17,251          13,568
                                          =======         =======
     Operating vehicles
          Cost                            382,651         374,219
          Accumulated depreciation        (79,541)        (63,994)
                                          -------         -------
                                          303,110         310,225
         Current assets                  (218,118)       (204,822)
                                          -------         -------
         Noncurrent assets                 84,992         105,403
                                          =======         =======

-------------------------------------------------------------------------------

                                                                    ATTACHMENT

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

SUMMARIZED RECLASSIFIED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001
(Note 18 to the financial statements)
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------


ASSETS
------
                                                          Consolidated
                                                    ------------------------
                                                       2002           2001
CURRENT ASSETS                                      ---------       --------
    Vehicles for sale                                  17,251         13,568
    Operating vehicles                                218,118        204,822
    Other                                             141,986        116,373
                                                      -------        -------
                                                      377,355        334,763
NONCURRENT ASSETS:
    Operating vehicles                                 84,992        105,403
    Other                                             108,571         73,531
                                                      -------        -------
                                                      193,563        178,934

PERMANENT ASSETS                                       21,447         20,060
                                                      -------        -------
TOTAL ASSETS                                          592,365        533,757
                                                      =======        =======



LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
                                                          Consolidated
                                                    ------------------------
                                                       2002           2001
                                                    ---------       --------
CURRENT LIABILITIES                                    59,591         91,706
                                                       ------         ------
LONG-TERM LIABILITIES                                 346,881        286,626
                                                      -------        -------
MINORITY INTEREST                                          92             85
                                                      -------        -------
SHAREHOLDERS' EQUITY                                  185,801        155,340
                                                      -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            592,365        533,757
                                                      =======        =======

                              (Convenience Translation into English from the Original Previously Issued in Portuguese)




                              Total Fleet S.A.



                              Financial Statements for the
                              Years Ended December 31, 2002 and 2001
                              and Independent Auditors' Report






                              Deloitte Touche Tohmatsu Auditores Independentes

            (Convenience Translation into English from the Original
             ------------------------------------------------------
                       Previously Issued in Portuguese)
                       -------------------------------


INDEPENDENT AUDITORS' REPORT
----------------------------

To the Management and Shareholders of
Total Fleet S.A.
Belo Horizonte - MG
-------------------


1. We have audited the accompanying balance sheet of Total Fleet S.A. as of December 31, 2002, and the related statements of income, changes in shareholders' equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with generally accepted auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Total Fleet S.A. as of December 31, 2002, and the results of its operations, the changes in its shareholders' equity, and the changes in its financial position for the year then ended in conformity with Brazilian accounting practices and instructions of the CVM (Brazilian Securities Commission), as described in Note 2.

4. We have also audited the supplementary information included in Note 16 and in the Attachment to the financial statements referring to the financial position of the Company as of December 31, 2002, considering as current assets the operating vehicles to be sold within one year and as noncurrent assets the remainder. In our opinion, the adoption of this accounting practice better reflects the financial position of the Company as of that date in accordance with Brazilian accounting practices.

5. The financial statements, supplementary information and respective Attachment for the year ended December 31, 2001, presented for comparative purposes, were audited by other independent auditors whose report thereon, dated March 14, 2002, was unqualified.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.


Belo Horizonte, March 14, 2003




/s/ DELOITTE TOUCHE TOHMATSU                              /s/ Walmir Bolgheroni
Auditores Independentes                                   Engagement Partner

            (Convenience Translation into English from the Original
             ------------------------------------------------------
                       Previously Issued in Portuguese)
                       -------------------------------




TOTAL FLEET S.A.
----------------

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------


ASSETS
------

                                        2002                 2001
                                   --------------       --------------

CURRENT ASSETS:
    Cash and banks                        5,112                1,765
    Short-term investments               12,747                6,378
    Accounts receivable                  12,586               16,759
    Recoverable taxes                     1,019                3,677
    Other current assets                    702                  325
                                        -------              -------
                                         32,166               28,904
                                        -------              -------
NONCURRENT ASSETS:
    Accounts receivable                   1,750                  737
    Escrow deposits                       1,030                  629
    Deferred income tax
      and social contribution               809                  354
                                        -------              -------
                                          3,589                1,720
                                        -------              -------
PERMANENT ASSETS:
    Property and equipment              141,952              157,723
                                        -------              -------
TOTAL ASSETS                            177,707              188,347
                                        =======              =======


The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

            (Convenience Translation into English from the Original
             ------------------------------------------------------
                       Previously Issued in Portuguese)
                       -------------------------------


TOTAL FLEET S.A.
----------------

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

                                                 2002                 2001
                                            -------------        -------------
CURRENT LIABILITIES:
    Loans and financing                                -                4,812
    Suppliers                                      7,306                5,882
    Payroll and related charges                    1,334                1,302
    Income tax and social contribution               228                    -
    Other taxes payable                              464                  381
    Advances from customers                          585                  139
    Dividends payable                              5,761                    -
    Other                                          1,168                2,646
                                                 -------              -------
                                                  16,846               15,162
                                                 -------              -------

LONG-TERM LIABILITIES:
    Reserve for contingencies                      3,078                1,262
    Other                                            146                  134
                                                 -------              -------
                                                   3,224                1,396
                                                 -------              -------

SHAREHOLDERS' EQUITY:
    Capital                                      123,060              123,060
    Legal reserve                                  5,519                3,727
    Accumulated earnings                          29,058               45,002
                                                 -------              -------
                                                 157,637              171,789
                                                 -------              -------

TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                         177,707              188,347
                                                 =======              =======


The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

            (Convenience Translation into English from the Original
             ------------------------------------------------------
                       Previously Issued in Portuguese)
                       -------------------------------



TOTAL FLEET S.A.
----------------

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$, except for earnings per share)
-------------------------------------------------------------------------------

                                                                 2002             2001
                                                            --------------    -------------

GROSS REVENUE FROM SERVICES AND SALES                            183,684          174,502
    Deductions from gross revenue                                 (6,373)          (5,932)
                                                                --------         --------
           Net revenue                                           177,311          168,570

COST OF SERVICES AND SALES                                      (112,643)        (101,947)
                                                                 -------          --------
         Gross profit                                             64,668           66,623
                                                                 -------          --------

OPERATING EXPENSES:
    Advertising and selling                                      (12,876)          (9,895)
    General and administrative                                    (3,432)          (4,681)
    Other operating expenses, net                                   (458)            (409)
                                                                --------          --------
               Income from operations before financial items      47,902           51,638
                                                                --------          --------

      Financial income                                             7,053            1,662
      Financial expenses                                          (1,162)          (1,502)
                                                                --------         --------
           Operating income                                       53,793           51,798

NONOPERATING INCOME                                                    1                1
                                                                --------         ---------
INCOME BEFORE TAXES ON INCOME                                     53,794           52,799

INCOME TAX AND SOCIAL CONTRIBUTION                               (17,946)         (13,008)
                                                                 -------          -------

NET INCOME                                                        35,848           38,791
                                                                 =======          =======

EARNINGS PER SHARE                                               R$ 0.33          R$ 0.35
                                                                 =======          =======

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

            (Convenience Translation into English from the Original
             ------------------------------------------------------
                       Previously Issued in Portuguese)
                       -------------------------------


TOTAL FLEET S.A.
----------------

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------

                                                                       Legal         Retained
                                                        Capital       reserve        earnings        Total
                                                        -------      --------        ---------     --------

BALANCES DECEMBER 31, 2000                              112,180         1,787           30,951      144,918
 Dividends paid - allocation of 2000 income                   -             -          (10,000)     (10,000)
Net income                                                    -             -           38,791       38,791
Allocation of income-
    Legal reserve                                             -         1,940           (1,940)           -
    Interest on capital                                       -             -          (12,800)     (12,800)
 Capital increase from interest on capital               10,880             -                -       10,880
                                                       --------      --------         --------      --------

BALANCES DECEMBER 31, 2001                              123,060         3,727           45,002      171,789
Net income                                                    -             -           35,848       35,848
Allocation of income-
    Legal reserve                                             -         1,792           (1,792)           -
    Proposed dividends - allocation of net
      income for the year and of retained earnings            -             -          (50,000)     (50,000)
                                                        --------      -------         --------      -------
BALANCES DECEMBER 31, 2002                              123,060         5,519           29,058      157,637
                                                        =======        ======          =======      =======

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

            (Convenience Translation into English from the Original
             ------------------------------------------------------
                       Previously Issued in Portuguese)
                       -------------------------------



TOTAL FLEET S.A.
----------------

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------

                                                                        2002             2001
                                                                    -------------    -------------
SOURCE OF FUNDS:
   From operations-
   Net income                                                            35,848           38,791
   Items not affecting working capital -
       Depreciation and amortization                                     41,206           39,491
       Provision for contingencies and other long-term liabilities        1,656              681
       Recognition of noncurrent tax credits, net                          (455)            (162)
       Monetary variations on long-term liabilities                         209                -
       Disposals of property and equipment, net                          43,142           36,033
                                                                       ---------        ---------
                                                                        121,606          114,834
   Other sources-
       Capital increase from interest on capital                              -           10,880
                                                                       --------          -------
              Total sources                                             121,606          125,714
                                                                        -------          -------

USE OF FUNDS:
   Net increase in other noncurrent assets                                  401              971
   Net decrease in long-term liabilities                                      -              421
   Transfer from current to noncurrent assets                             1,013                -
   Transfer from long-term to current liabilities                            37                -
   Additions to property and equipment                                   68,577           96,599
   Interest on capital                                                        -           12,800
   Proposed dividends                                                    50,000           10,000
                                                                        -------          -------
              Total uses                                                120,028          120,791
                                                                        -------          -------

INCREASE IN WORKING CAPITAL                                               1,578            4,923
                                                                        =======          =======

REPRESENTED BY:

Working capital at end of year
    Current assets                                                       32,166           28,904
    Current liabilities                                                  16,846           15,162
                                                                        -------          -------
                                                                         15,320           13,742
Working capital at beginning of year                                     13,742            8,819
                                                                        -------          -------

 INCREASE IN WORKING CAPITAL                                              1,578            4,923
                                                                        =======          =======

The accompanying notes are an integral part of the financial statements.
-------------------------------------------------------------------------------

            (Convenience Translation into English from the Original
             ------------------------------------------------------
                       Previously Issued in Portuguese)
                       -------------------------------



TOTAL FLEET S.A.
----------------

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
-------------------------------------------------------------------------------


1.   OPERATIONS

     Total Fleet S.A. ("Total Fleet"), formerly Smart Fleet Management S.A., is a closely held corporation with headquarters in Belo Horizonte - Minas Gerais. The Company is a subsidiary of Localiza Rent a Car S.A. ("Localiza") and operates in the vehicle fleet management and rental markets.

     As of December 31, 2002, the Company's fleet consisted of 10,427 (12,300 in 2001) vehicles. The Company's operations are characterized by long-term contracts, ranging from 12 to 48 months. Contracts can be cancelled with 30 days advance notice and payment of charges equivalent to 15% to 35% of the remaining contract payments, depending on terms and renewal clauses. Fleet management services, including car maintenance, insurance coverage, and replacement, among other, are contracted as defined by the customer.

     The  Company  offers   maintenance  and  technical   assistance   services
     throughout the country, through a network of outsourced service providers.

     The Company shares the administrative and advertising structure of Localiza, as well as the intermediation for the sale of used vehicles provided by Prime Prestadora de Servicos S/C Ltda., a Localiza Group company.


2. PRESENTATION OF FINANCIAL STATEMENTS

     The financial statements have been prepared in accordance with Brazilian accounting practices, as determined under Brazilian corporate law, and instructions of the CVM (Brazilian Securities Commission). Operating vehicles are classified in property and equipment, regardless of the estimated realization or replacement period, in accordance with CVM interpretations, in connection with the accounting practices adopted by the parent company Localiza.

3. SIGNIFICANT ACCOUNTING PRACTICES

     (a) Short-term investments - Stated at the invested amount, plus income earned to the balance sheet date.

     (b) Allowance for doubtful accounts - Recognized based on an individual analysis of receivables, in an amount considered sufficient to cover possible losses on the realization of receivables, taking into consideration past experience, the current financial situation of the Company's customers and past-due accounts.

     (c) Property and equipment - Stated at cost, and depreciated on the straight-line basis at annual rates of 20% for vehicles and EDP equipment and 10% for other items.

     (d) Indemnities and claims - The Company recognizes a reserve for possible indemnities arising from accidents caused by cars rented to customers, based on the opinion of its legal counsel. The Company does not contract risk insurance coverage involving collision damage and theft. These losses are recorded when incurred.

     (e) Income tax and social contribution - Recorded on the accrual basis, calculated based on the tax legislation in force and recognized in income at the gross amounts. When realization is expected in the short or medium term, the Company recognizes deferred tax credits on temporary differences, available for offset against future income.

     (f) Assets and liabilities subject to monetary updating - Assets and liabilities in Brazilian reais and subject to contractual or legal indexation are restated at the balance sheet date through the application of the related index. Gains and losses arising from monetary variations are recognized in income on a current basis.

     (g) Earnings per share - Calculated based on the number of shares outstanding at the balance sheet date.

     (h) Interest on capital - Interest paid to shareholders, calculated in accordance with Law No. 9,249/95, was recorded in the Company's official books in income as financial expenses, as determined by tax legislation. For the purpose of financial statement reporting, interest paid was presented as a charge to retained earnings.

     (i) Use of estimates - The preparation of financial statements requires management to make estimates and assumptions, based on its best judgment, that affect the reported amounts of assets and liabilities as well as the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

     (j) Reclassifications - The financial statements as of December 31, 2001 were reclassified, principally regarding the classification of employee profit sharing in operating expenses and cost of services and sales, for comparability and consistency with the balances as of December 31, 2002.

     (k) Results of operations - Income and expenses are recorded on the accrual basis.


4.  SHORT-TERM INVESTMENTS

                                                  2002            2001
                                               ----------      ----------

         Federal government securities              2,005           1,324
         Bank deposit certificates (CDB)           10,742           5,054
                                                   ------           -----
                                                   12,747           6,378
                                                   ======           =====

     Refer to investments in federal government securities, purchased under repurchase agreement granted by the bank, backed by federal treasury bills. Along with the investment in these securities, the Company entered into interest rate swaps aiming to provide these investments with yields equivalent to the variation of the Interbank Deposit Certificate - CDI. The redemption of repurchase agreements and the respective swap operations are concurrent and have immediate liquidity. The book value of these investments and the respective swaps are equivalent to their realizable value at the balance sheet dates.

     As of December 31, 2002 and 2001, investments in Bank deposit certificates
     (CDB) were composed of short and medium term investments, negotiable and with high liquidity in the market. All of these investments are remunerated based on interbank deposit rates (CDI).


5. ACCOUNTS RECEIVABLE

                                                2002               2001
                                             -----------        -----------

    Car rentals                                 12,993             14,573
    Used car sales                               2,686              3,981
                                                ------             ------
                                                15,679             18,554
    Allowance for doubtful accounts             (1,343)            (1,058)
                                                ------             ------
                                                14,336             17,496
    Noncurrent portion                          (1,750)              (737)
                                                ------            -------
    Current portion                             12,586             16,759
                                                ======            =======

6. ESCROW DEPOSITS

                                              2002                 2001
                                           ----------          -----------

     PIS (tax on revenues)                       39                   39
     PIS (tax on other revenues)                117                   54
     COFINS (tax on other revenues)             540                  248
     SEST/SENAT                                 118                  118
     SAT                                        216                  158
      Other                                       -                   12
                                             ------                 ----
                                              1,030                  629
                                             ======                 ====

     These deposits were made in connection with pending litigation. Related reserves for contingencies are described in Note 11, when applicable.


7. PROPERTY AND EQUIPMENT

                                                    2002             2001
                                                  --------         ---------
     Acquisition cost-
         Vehicles                                  200,812           210,740
         Computer equipment and software               315               382
         Other                                         338               313
                                                   -------           -------
                                                   201,465           211,435
                                                   -------           -------

     Accumulated depreciation and amortization
         Vehicles                                  (59,312)          (53,404)
         Other                                        (201)             (308)
                                                   -------           -------
                                                   (59,513)          (53,712)
                                                   -------           -------
                                                   141,952           157,723
                                                   =======           =======

8. LOANS AND FINANCING

     Since the Company is a subsidiary of Localiza, it is subject to certain restrictive clauses in the parent company's Senior Notes program. In case the conditions set forth in the program are not met (default), except in certain circumstances, these restrictive clauses will limit, among other things, the Companies' capacity to pay dividends above legal minimum limits, and to repurchase shares and make certain payments and investments, if, after these operations, the following events arise: (i) the contractual clauses contained in the Senior Notes program are not complied with, (ii) the Companies are unable to raise further funds due to indices set forth in the Senior Notes contract, and (iii) payments made by the Companies exceed the limits established in the program. Noncompliance with a contractual clause also includes the incapacity of the Companies to comply with certain contractual restrictions of the Senior Notes program. These contractual restrictions include limitations on the capacity of the Companies to (i) incur certain additional indebtedness, (ii) pledge some assets, (iii) carry out certain transactions with related companies, (iv) carry out certain sale and leaseback transactions, and (v) carry out certain transactions involving the merger, acquisition and sale of companies. The Company's management believes that all contractual restrictions of the Senior Notes program have been complied with.

     As of December 31, 2002, the Company had no outstanding loans. As of December 31, 2001, the loan balance, including interest incurred in the period and a loss on the swap operation described below, amounted to R$4,812.

     As of December 31, 2001, aiming at improving cash management, the Company had "compror" financing indexed to the U.S. dollar, plus an average spread of 8.65% per year, in the principal amount of US$2,033,000, obtained from Brazilian financial institutions, without collateral and maturing to April 2002.

     To protect against possible losses on these loans, arising from fluctuations of the local currency in relation to the U.S. dollar, the Company performed swap operations, changing the exchange variation plus the spread of 8.65% for the CDI, plus annual interest of approximately 2.06%.

     As of December 31, 2001, unrealized net losses on these swap operations amounted to R$67, charged to income. The fair value of these operations approximated book values.


9.   SUPPLIERS

     The balance of R$7,306 (R$5,882 in 2001) as of December 31, 2002, was composed of R$3,719 (R$2,015 in 2001) related to amounts payable for purchases of vehicles, without charges. The remaining balance refers to other suppliers of maintenance services, parts, rentals and other.

10. PAYROLL AND RELATED CHARGES

                                                   2002             2001
                                                --------          --------
     Accrued vacation                                350               295
     Provision for employees' bonuses                828               875
     INSS (social security contribution)              78                65
     FGTS (provision for mandatory fund for
       unemployment benefits)                         31                20
     Other                                            47                47
                                                   -----             -----
                                                   1,334             1,302
                                                   =====             =====

     The Company pays employee profit sharing on a semi-annual basis based on their categories and performance evaluations, classified as operating costs or expenses in accordance with the employees' functions.


11. RESERVE FOR CONTINGENCIES

                                           2002            2001
                                         -------          -------
     PIS (tax on revenues)                    39               39
     PIS (tax on other revenues)             117               57
     COFINS (tax on other revenues)          540              264
     ISS (tax on revenues)                 1.529              440
     SEST/SENAT                              295              216
     SAT                                     216              163
     Civil                                    71               50
     Other                                   271               33
                                          ------           ------
                                           3,078            1,262
                                          ======           ======


     The Company is challenging the payment of certain taxes in court. Reserves for contingencies were recognized based on the opinion of its legal counsel. The principal contingencies are summarized as follows:

     o PIS and COFINS - The Company is challenging the application of PIS levied on revenue, as provided for by Executive Order No. 1,212/96. It is also challenging the constitutionality of the collection of PIS and COFINS on other income, provided for by Law No. 9,718/98. The total reserve amounts to R$696 (R$360 in 2001), of which R$696 (R$341 in 2000) is deposited in escrow.

       In December 2002, the Company petitioned for the conversion of the escrow deposit which assured suspension of the payments, to the Federal Government, although it maintained the lawsuit. This conversion to the Government has not yet been granted in court. Regarding PIS and COFINS on other income, the Company resumed the monthly payments as of November 2002.

     o ISS (tax on revenues) - Since July 2001, the Company has been challenging the collection of ISS on car rentals, since there is no legal provision for the referred collection. As of December 31, 2002, the reserve amounts to R$1,529 (R$440 in 2001).

     o SEST/SENAT - The Company is challenging the collection of these contributions, since it does not conduct transportation activities. As of December 31, 2002, the reserve amounts to R$295 (R$216 in 2001) of which R$118 (in 2002 and 2001) is deposited in escrow.

     o SAT - The Company is challenging the constitutionality of the SAT contribution in court, since such collection is not supported by the law. As of December 31, 2002, the reserve amounts to R$216 (R$163 in 2001) of which R$216 (R$158 in 2001) is deposited in escrow.

       In December 2002, the Company petitioned for the conversion of the escrow deposit which assured the suspension of the payment, to the Federal Government, although it maintained the lawsuit. This conversion to the Government has not yet been granted in court. The Company resumed the monthly payments as of December 2002.


12. INCOME TAX AND SOCIAL CONTRIBUTION

     (a) Deferred income tax and social contribution in current assets

     Deferred taxes, under the caption "other current assets", are composed as follows:

                                                                     2002          2001
                                                                  -----------   -----------

     Deferred income tax and social contribution arising from:
         Temporary differences in deductibility of-
            Allowance for doubtful accounts                            120           140
            Accrual for payables to suppliers                          136             -
                                                                       ---           ---
                                                                       256           140
                                                                       ===           ===

     (b) Deferred income tax and social contribution in noncurrent assets

     Deferred taxes recorded in noncurrent assets are as follows:

                                                                      2002            2001
                                                                   ------------    ------------
     Deferred income tax and social contribution arising from:
         Temporary differences in deductibility of-
            Reserve for contingencies                                   747             299
            Other reserves                                               62              55
                                                                       ----            ----
                                                                        809             354
                                                                       ====            ====

     The realization of deferred income tax and social contribution credits is dependent upon future events that will result in the deductibility of the items that gave rise to these credits, under the tax legislation in effect.

     Management estimates indicate that credits related to asset realization, payments to third parties, and contingencies for PIS and COFINS on other income will be realized in the upcoming year.

     Based on the opinion of legal counsel, management believes that the other contingencies will be realized, on average, in the next five years, in accordance with the characteristics of the lawsuits in progress. Projections of future results, combined with the history of its operations, indicate that the Company will generate future taxable income in an amount sufficient to recover these assets.

     (c) Income tax and social contribution - effects on income

                                                      2002            2001
                                                   ----------      ----------
     Current expense                                 (18,517)        (13,147)
     Tax credits on temporary differences                571             139
                                                    --------        --------
     Reported expense                                (17,946)        (13,008)
                                                     =======         =======

     As of December 31, 2002, income tax and social contribution payable for 2002, in the total amount of R$18,517, are stated net of prepayments for the year.

     As of December 31, 2001, income tax and social contribution payable, in the amount of R$13,147, are shown as an offset of prepayments for the year, under the caption "Recoverable taxes".

     (d) Income tax and social contribution - reconciliation of nominal and reported expenses

                                                                   2002            2001
                                                                -----------     -----------
     Nominal expense                                               (18,290)        (17,612)
     Adjustments to nominal expenses-
           Effect of deduction of interest on capital paid               -           4,352
           Other, net                                                  344             252
                                                                  --------        --------
     Reported expense                                              (17,946)        (13,008)
                                                                   =======         =======

     As of December 31, 2002, income tax and social contribution rates are as follows:


    Income tax                                                       15%
    Additional income tax surcharge                                  10%
    Social contribution                                               9%


13. SHAREHOLDER'S EQUITY

     As of December 31, 2002 and 2001, subscribed and paid-up capital of R$123,060 is represented by 109,630,000 registered common shares without par value, owned by Localiza.

     (a) Interest on capital

     At the Extraordinary Shareholders' Meeting on December 28, 2001, shareholders approved a distribution, pursuant to Law No. 9,249/95 and amendments introduced by article 78 of Law No. 9,430/96, as interest on capital related to 2001, in the amount of R$12,800. At the same Meeting, a capital increase was approved, in the same amount paid to shareholders as interest on capital, net of withholding income tax of R$1,920.

     (b) Dividends

     The Company's bylaws provide for the distribution of minimum dividends of 25% of net income, adjusted as provided for by Law. However, the payment of dividends may be reduced or suspended, upon unanimous decision of the shareholders. At the Extraordinary Shareholders' Meeting on December 12, 2002, shareholders approved the payment of dividends related to retained earnings through November 30, 2002, in the amount of R$50,000, of which R$44,239 was paid during the year, and R$5,761 will be paid in 2003.

     The Annual and Extraordinary Shareholders' Meeting on April 16, 2001 approved the payment of dividends related to 2000 in the amount of R$10,000.

     For 2002 and 2001, dividends were calculated as follows:

                                                           2002        2001
                                                         ---------   ---------
     Net income                                            35,848      38,791
     Legal reserve (5%)                                    (1,792)     (1,940)
                                                           ------      ------
                                                           34,056      36,851
     Minimum mandatory dividends (25%)                      8,514       9,213
                                                           ------      ------

     Dividends and interest on capital:
        Dividends paid or proposed                         50,000      10,000
        Interest on capital paid                                -      12,800
        Withholding income tax on interest on capital           -      (1,920)
                                                          -------     -------
                                                           50,000      20,880

     Percentage of adjusted net income                     146.8%       56.7%
                                                           ======       =====

     Dividends and interest on capital per share (R$)        0.46        0.19
                                                             ====        ====

     Dividends and interest on capital paid or proposed are based on existing retained earnings and net income for the year.

     The allocation of the remaining balance of retained earnings for the year ended December 31, 2002 will be decided at the Annual Shareholders' Meeting.


14. RELATED-PARTY TRANSACTIONS

     The principal related-party transactions and balances are summarized as follows:

                                            Localiza Rent           Localiza Franchising       Prime Prestadora de
                                              a Car S.A.                   Ltda.                Servicos S/C Ltda.
                                        ------------------------   ------------------------   ------------------------
                                          2002          2001         2002          2001         2002          2001
                                        -----------   ----------   -----------   ----------   ----------    ----------

     Accounts receivable                      440          188             -            3            -             2
     Suppliers and other payables           1,244        2,725             -            -          359           269
     Dividends payable                      5,761            -             -            -            -             -
     Other revenues                           113          169            38           49           36            16
     Direct costs                           1,866        1,606             -            -            -             -
     Advertising and selling expenses         816          652             -            -        4,820         3,755
     Administrative expenses                2,863        3,462             -            -            -             -

     Related-party transactions are carried out under conditions considered by management to be compatible with market conditions.

15. FINANCIAL INSTRUMENTS

     As of December 31, 2002, the Company had financial instruments inherent in its operations, represented basically by cash and cash equivalents and swap operations (also including financing in 2001). The Company adopts policies and operating strategies, aiming at liquidity, profitability and safety, as well as procedures for monitoring balances, and conducts operations with banks that meet the financial soundness and reliability criteria defined by management. The Company's control policy consists of continually checking contracted rates versus those prevailing in the market. As of December 31, 2002, the book value of these financial instruments is approximately equivalent to their market or realizable value. As of December 31, 2002, the Company had derivative financial instruments, as described in Note 4. These instruments have terms and conditions for early redemption equal to those of the investments which were subject to the swap agreements. Since the swaps are presented at realizable value, book value corresponds to fair value.

     As of December 31, 2001, seeking to protect against possible losses on these operations, arising from fluctuations of the local currency in relation to the U.S. dollar, the Company had derivative financial instruments related to "compror" (foreign exchange pre-purchase) operations. These instruments were recorded in the balance sheet at amounts that approximated market value.


16. SUPPLEMENTARY INFORMATION

     Operating vehicles are replaced according to defined parameters of service quality and contractual obligations with customers, so that the Company is able to reasonably determine the proper timing to remove vehicles from operation, make them available for sale and effectively sell them.

     The Company has monitoring procedures over probable used car sales prices, so that it is able to reasonably determine, through the depreciation rate, that the realizable value of the vehicles exceeds the respective book values.

     The proceeds from used car sales account for a significant portion of the revenues and of incoming cash flows, representing a source of funds required for meeting the Company's financial commitments and for purchasing new vehicles.

     The financial position of the Company is better reflected when operating vehicles are classified in the financial statements based on the Company's operating and financial cycles.

     Accordingly, operating vehicles would be classified in current assets when sales are expected to occur in less than 12 months, and in noncurrent assets when the vehicle will be sold after this period. Vehicles removed from the fleet and transferred to points of sale should be classified as vehicles for sale, and the remainder as operating vehicles, in current and noncurrent assets, as applicable.

     In order to better reflect the financial position of the Company as of December 31, 2002 and 2001, summarized reclassified balance sheets as of December 31, 2002 and 2001 are presented, as supplementary information in the following Attachment to the Company's financial statements, based on the above-described criteria. The statements shown in the Attachment comprise vehicle balances, as follows:

                                               2002              2001
                                            ------------      ------------
    Vehicles for sale
         Cost                                    4,994            13,949
         Accumulated depreciation               (1,209)           (6,408)
                                                ------            ------
                                                 3,785             7,541
                                                ======            ======

    Operating vehicles
         Cost                                  195,818           196,791
         Accumulated depreciation              (58,103)          (46,996)
                                               -------           -------
                                               137,715           149,795
        Current assets                         (52,723)          (44,392)
                                               -------           -------

        Noncurrent assets                       84,992           105,403
                                               =======           =======



-------------------------------------------------------------------------------

                                                                     ATTACHMENT
TOTAL FLEET S.A.
----------------

SUMMARIZED RECLASSIFIED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001
(Note 16 to the financial statements)
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------


ASSETS
------
                                                     2002          2001
                                                  -----------    ----------

CURRENT ASSETS
    Vehicles for sale                                  3,785         7,541
    Operating vehicles                                52,723        44,392
    Other                                             32,166        28,904
                                                     -------       -------
                                                      88,674        80,837
                                                     -------       -------
NONCURRENT ASSETS:
    Operating vehicles                                84,992       105,403
    Other                                              3,589         1,720
                                                     -------       -------
                                                      88,581       107,123
                                                     -------       -------
PERMANENT ASSETS                                         452           387
                                                     -------       -------
TOTAL ASSETS                                         177,707       188,347
                                                     =======       =======


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
                                                     2002          2001
                                                  -----------    ----------

CURRENT LIABILITIES                                   16,846        15,162
                                                     -------       -------

LONG-TERM LIABILITIES                                  3,224         1,396
                                                     -------       -------

SHAREHOLDERS' EQUITY                                 157,637       171,789
                                                     -------       -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           177,707       188,347
                                                     =======       =======

                            Localiza Rent A Car S.A.
                          CNPJ Nr. 16.670.085/0001-55
                               NIRE: 3130001144-5

   Minutes of the Meeting of the Board of Directors held on October 29th 2002

Date, hour and place: October 29th 2002 at 10:00 AM at the headquarters of the Corporation at Avenida Bernardo Monteiro 1563, in the City of Belo Horizonte, State of Minas Gerais [Brazil].

Presence: The members of the Board of Directors, to wit: Mr. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Chair: Chairman: Mr. Jose Salim Mattar Junior; Secretary: Mr. Antonio Claudio Brandao Resende.

Summons: Exempted from the proof of previous summons, considering the presence of all Counselors of the Corporation.

Order-of-the-Day: [i] There were no scheduled matters to be discussed at this meeting.

Adjourning of the Session and Drafting of the Minutes of the Meeting: No scheduled matters having to be discussed, and the word having been offered to those who wanted to present issues, and considering that no one voiced his opinion, the session was suspended for the necessary time to draft these minutes in magnetic media.

The present Minutes of the Meeting was forwarded to the Counselors in order to be read and approved.

Once reopened the Session, after the written approval of the Counselors, these minutes were read, conferred and signed by the Chairman and the Secretary.

Belo Horizonte, October 29th 2002



I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.


Belo Horizonte, July 15, 2003.


By: /s/Claudia Leao
Name: Claudia Leao
Title: Controller

                            Localiza Rent A Car S.A.
                          CNPJ Nr. 16.670.085/0001-55
                               NIRE: 3130001144-5

    Minutes of the General Extraordinary Meeting held on December 12th 2002

Date, hour and place: December 12th 2002 at 09:00 AM at the headquarters of the Corporation at Avenida Bernardo Monteiro 1563, in the City of Belo Horizonte, State of Minas Gerais [Brazil].

Presence: The Shareholders representing the totality of the Corporation's capital.

Chair: Chairman: Mr. Jose Salim Mattar Junior; Secretary: Mr. Antonio Claudio Brandao Resende.

Summons:  Exempted the summons considering the dispositions of Paragraph 4th of
Article 124 of Law 6.404/76.

Order-of-the-Day: To approve the proposal for payment of dividends to be made by the fully owned subsidiary Total Fleet to Localiza Rent A Car S.A., in the amount of R$ 50,000,000.00 [fifty million Reais].

Deliberations taken unanimously: Approved, without exceptions or restrictions, the proposal for the payment of dividends to be made by the fully owned subsidiary Total Fleet S.A. to Localiza Rent A Car S.A., in the amount of R$ 50,000,000.00 [fifty million Reais], regarding the balance of the account "Accumulated Profits" and part of the profit from the accounting year, determined from interim balance sheet drawn on November 30th 2002, with payment prevision until January 31st, 2003.

Closing and Draft of the Minutes of the Meeting: Without any further deliberations to be taken, the present Minutes of the Meeting was forwarded to the Counselors in order to be read and approved. The Chairman offered the word to all present Shareholders, and since no one wanted to use it, the meeting as closed, these Minutes of the Meeting being drawn in magnetic media, to be transcribed in the proper Book, which after having been read and approved was signed by everyone.

Shareholders present: SM Participacoes e Administracao Ltda. [signed in behalf] Salim Mattar Junior; ACBR Participacoes e Administracao Ltda., [signed in behalf] Antonio Claudio Brandao Resende; EM Participacoes e Administracao
Ltda., [signed in behalf] Eugenio Pacelli Mattar; FBR Participacoes e Administracao Ltda., [signed in behalf] Flavio Brandao Resende.

DLJ Overseas Partners II, C.V.; DLJ Overseas Partners II, C.V.; DLJ Diversified Partners, L.P.; DLJ Diversified Partners; DLJMB Funding II, Inc; DLJMB Millenium Partners L.P.; DLJMB Millenium Partners-A, L.P.; DLJ EAB Partners, L.P.; UK Investment Plan 1997 Partners, and DLJ First ESC L.L.C., all represented by its Proxy, Mr. Henrique da Silva Gordo Lang;

Mr. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Antonio Fernando de Campos, Aristides Luciano de Azevedo Newton, Tarcisio Pinto Ferreira, Messias da Silva Filho, Stefano Bonfiglio and Carlos Jose Garcia.

Belo Horizonte, December 12th 2002



I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.


Belo Horizonte, July 15, 2003.


By: /s/Claudia Leao
Name: Claudia Leao
Title: Controller

                            Localiza Rent A Car S.A.
                          CNPJ Nr. 16.670.085/0001-55
                               NIRE: 3130001144-5

  Minutes of the Meeting of the Board of Directors held on December 12th 2002

Date, hour and place: December 12th 2002 at 08:00 AM at the headquarters of the Corporation at Avenida Bernardo Monteiro 1563, in the City of Belo Horizonte, State of Minas Gerais [Brazil].

Presence: All the members of the Board of Directors, to wit: Mr. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Antonio Fernando de Campos, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Chair: Chairman: Mr. Jose Salim Mattar Junior; Secretary: Mr. Antonio Claudio Brandao Resende.

Summons: Exempted from the proof of previous summons, considering the presence of all Counselors of the Corporation.

Order-of-the-Day: To pronounce themselves regarding the dividends payment proposal to be made by the fully owned subsidiary Total Fleet S.A. to Localiza Rent A Car S.A., in the amount of R$ 50,000,000.00 [fifty million Reais].

Deliberations taken unanimously: The Counselors of the Corporation, present at this Meeting, pronounced themselves favorably in respect to the payment of dividends to be made by the fully owned subsidiary Total Fleet S.A. to Localiza Rent A Car S.A., in the amount of R$ 50,000,000.00 [fifty million Reais], regarding the balance of the account "Accumulated Profits" and part of the profit from the accounting year, determined from interim balance sheet drawn on November 30th 2002, with payment prevision until January 31st, 2003.

The Chairman and the Secretary of the Session were authorized by the Counselors to sign separately the Minutes of the Meeting, after written approval of the final text, being admitted the approval by FAX or by E-mail, by all Counselors.


Adjourning of the Session and Drafting of the Minutes of the Meeting: No other matters having to be discussed, and the word having been offered to those who wanted to present issues, and considering that no one voiced his opinion, the session was suspended for the necessary time to draft these minutes in magnetic media.

The present Minutes of the Meeting was forwarded to the Counselors in order to be read and approved.

Once reopened the Session, after the written approval of the Counselors, these minutes were read, conferred and signed by the Chairman and the Secretary.

[Minutes of the Meeting of the Board of Directors held on December 12th 2002]


Belo Horizonte, December 12th 2002



I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.


Belo Horizonte, July 15, 2003.


By: /s/Claudia Leao
Name: Claudia Leao
Title: Controller

                            Localiza Rent A Car S.A.
                          CNPJ Nr. 16.670.085/0001-55
                               NIRE: 3130001144-5

    Minutes of the General Extraordinary Meeting held on December 31st 2002

Date, hour and place: December 31st 2002 at 11:00 AM at the headquarters of the Corporation at Avenida Bernardo Monteiro 1563, in the City of Belo Horizonte, State of Minas Gerais [Brazil].

Presence: The Shareholders representing the totality of the Corporation's capital.

Chair: Chairman: Mr. Antonio Claudio Brandao Resende Mr. Eugenio Pacelli Mattar; Secretary:.

Summons:  Exempted the summons considering the dispositions of Paragraph 4th of
Article 124 of Law 6.404/76.

Order-of-the-Day:
(i) To deliberate about the credits derived from interests of the Shareholders, for the purposes of remuneration of their own capital, calculated on the accounts of Net Equity.
(ii) To deliberate about the capitalization of the interests credited to the Shareholders on this date under the form of remuneration of their own capital, with the consequent amendment of Article 5th, Caput, of the Articles of Incorporation.
(iii) To deliberate about the consolidation of the Articles of Incorporation, reformulated by the deliberations of this Shareholders' Meeting.

Deliberations taken unanimously:
(i) Approved by the unanimity of votes, the remuneration for the Shareholders, by the application of Article 9th, of Law 9249/95 and their amendments made by Article 78 of Law 9430/96, in the form of interests on their own capital in the total amount of R% 15,058,823.53 [fifteen million, fifty eight thousand, eight hundred and twenty three Reais and fifty three centavos], the amount of which, net of withheld at source Income Tax, equivalent to R$ 2,258,823.53 [two million, two hundred and fifty eight thousand, eight hundred and twenty three Reais and fifty three centavos, shall be credited on this date in the proportion of the participation of each Shareholder;
(ii) Approved without exceptions or restrictions, the capitalization of the amounts credited on this date, proportionally to the proportion of each Shareholder's participation, for the concept of remuneration of their own capital, representing a capital increase, without issuance of new shares, in the equivalent amount of R$ 12,800,000.00 [twelve million eight hundred thousand Reais];

Therefore, Article 5th, caput, of the Articles of Incorporation, shall have the following wording.

"Article 5th.- The Capital of the Corporation is R$ 129,000,000.00 [one hundred and twenty nine million Reais, divided into 15,360,000 [fifteen million, three hundred and sixty thousand] common shares, to the bearer's name, without nominal value".

(iii) Once concluded the above amendment, the Shareholders approved the new consolidated wording of the Articles of Incorporation which shall be filed at the Chamber of Commerce for the State of Minas Gerais, jointly with the filing of the General Extraordinary Meeting, for all legal purposes.

The Chairman and the Secretary of this Meeting were authorized by the Shareholders to sign solely these Minutes, and after the written approval of the final text, being also admitted the approval by FAX or E-mail, by all Shareholders.

Closing and Draft of the Minutes of the Meeting: Without any further deliberations to be taken, the Chairman offered the word to all present Shareholders, and since no one wanted to use it, these Minutes of the Meeting were forwarded to the Shareholders in order to be read and approved.

Reopened the Meeting, after approval in writing by the Shareholders, these Minutes were read, conferred and signed. Shareholders present: [signed] Salim Mattar Junior; Antonio Claudio Brandao Resende; Eugenio Pacelli Mattar; Flavio Brandao Resende.
DLJMB Overseas Partners II, C.V.; DLJ Overseas Partners II-A, C.V.; DLJ Offshore Partners II, C.V.; DLJ Diversified Partners, L.P.; DLJ Diversified Partners-A,L.P.; DLJMB Funding II, Inc; DLJMB Millenium Partners L.P.; DLJMB Millenium Partners-A, L.P.; DLJ EAB Partners, L.P.; UK Investment Plan 1997 Partners, and DLJ First ESC L.L.C., all represented by its Proxy, Mr. Henrique da Silva Gordo Lang;

Mr. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Antonio Fernando de Campos, Aristides Luciano de Azevedo Newton, Tarcisio Pinto Ferreira, Messias da Silva Filho, Stefano Bonfiglio and Carlos Jose Garcia.

"We certify that this document is the true copy of the Minutes of the Meeting drawn in the proper book"

Belo Horizonte, December 31st 2002



I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.


Belo Horizonte, July 15, 2003.


By: /s/Claudia Leao
Name: Claudia Leao
Title: Controller

                            Localiza Rent A Car S.A.
                          CNPJ Nr. 16.670.085/0001-55
                               NIRE: 3130001144-5

  Minutes of the Meeting of the Board of Directors held on December 31st 2002

Date, hour and place: December 31st 2002 at 09:30 AM at the headquarters of the Corporation at Avenida Bernardo Monteiro 1563, in the City of Belo Horizonte, State of Minas Gerais [Brazil].

Presence: The members of the Board of Directors, to wit: Mr. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Antonio
Fernando de Campos, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Chair: Chairman: Mr. Antonio Claudio Brandao Resende Mr. Eugenio Pacelli Mattar; Secretary:.

Summons: Exempted from the proof of previous summons, considering the presence of all Counselors of the Corporation.

Order-of-the-Day:
(i) To pronounce themselves about the credits derived from interests of the Shareholders, for the purposes of remuneration of their own capital, calculated on the accounts of Net Equity, as determined by Article 9th of Law 9249, and further amendments introduced by Article 78 of Law 9430.
(ii) To pronounce themselves about the capitalization of the interests credited to the Shareholders on this date under the form of remuneration of their own capital, and consequently shall also pronounce themselves regarding the amendment of
                  Article 5th, Caput, of the Articles of Incorporation.
(iii) To pronounce themselves about the new wording and the Consolidation of the Articles of Incorporation.

Deliberations taken unanimously:
The Counselors of the Corporation, present at this Meeting, pronounced themselves favorably about the Order-of-the-Day, to wit:
(i) the remuneration for the Shareholders, in accordance with the legislation in force for the total amount of R$ 15,058,823.53 [fifteen million, fifty eight thousand, eight hundred and twenty three Reais and fifty three centavos], the amount of which, net of withheld at source Income Tax, equivalent to R$ 2,258,823.53 [two million, two hundred and fifty eight thousand, eight hundred and twenty three Reais and fifty three centavos, shall be credited on this date in the proportion of the participation of each Shareholder;
(ii) the capitalization of the amounts credited on this date, to each Shareholder, for the remuneration of their own capital, in the amount of R$ 12,800,000.00 [twelve million eight hundred thousand Reais];

Therefore,  they  pronounced  themselves  favorably  regarding the amendment of
Article 5th, caput, of the Articles of Incorporation, the wording of which shall be duly deliberated at the General Meeting to me held on this date.

(iii) Consolidation of the Articles of Incorporation, which shall be approved at the General Meeting to be held on this date.

The Chairman and the Secretary of this Meeting were authorized by the members of the Board of Directors to sign solely these Minutes, and after the written approval of the final text, being also admitted the approval by FAX or E-mail, by all members of the Board of Directors.

Closing and Draft of the Minutes of the Meeting: Without any further deliberations to be taken, the Chairman offered the word to all present Shareholders, and since no one wanted to use it, these Minutes of the Meeting were forwarded to the members of the Board of Directors in order to be read and approved.

Reopened the Meeting, after approval in writing by the members of the Board of Directors, these Minutes were read, conferred and signed by the Chairman and Secretary.

"We certify that this document is the true copy of the Minutes of the Meeting drawn in the proper book"

Belo Horizonte, December 31st 2002



I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.


Belo Horizonte, July 15, 2003.


By: /s/Claudia Leao
Name: Claudia Leao
Title: Controller

                                Total Fleet S.A.
                         CNPJ/MF Nr. 02.286.479/0001-08
                               NIRE: 3130001301-4

    Minutes of the General Extraordinary Meeting held on December 12th 2002

Date, hour and place: December 12th 2002 at 10:00 AM at the headquarters of the Corporation at Avenida Bernardo Monteiro 1563, in the City of Belo Horizonte, State of Minas Gerais [Brazil].

Presence: The Shareholders representing the totality of the Corporation's capital, to wit: Localiza Rent A Car S.A., represented by its Directors Mr. Jose Salim Mattar Junior and Mr. Antonio Claudio Brandao Resende.

Chair: Chairman: Mr. Jose Salim Mattar Junior; Secretary: Mr. Antonio Claudio Brandao Resende.

Summons:  Exempted the summons considering the dispositions of Paragraph 4th of
Article 124 of Law 6.404/76.

Order-of-the-Day: To deliberate about the approval of the proposal for payment of dividends to be made by the Shareholder Localiza Rent A Car S.A., in the amount of R$ 50,000,000.00 [fifty million Reais].

Deliberations taken unanimously: Approved, without exceptions or restrictions, the proposal for the payment of dividends to the Shareholder Localiza Rent A Car S.A., in the amount of R$ 50,000,000.00 [fifty million Reais], regarding the balance of the account "Accumulated Profits" and part of the profit from the accounting year, determined from interim balance sheet drawn on November 30th 2002, with payment prevision until January 31st, 2003.

Closing and Draft of the Minutes of the Meeting: No other matters having to be discussed, and the word having been offered to those who wanted to present issues, and considering that no one voiced his opinion, the session was suspended for the necessary time to draft these minutes in magnetic media. After reopening the Meeting, these Minutes were read, conferred, approved and signed.


Belo Horizonte, December 12th 2002




I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.


Belo Horizonte, July 15, 2003.


By: /s/Claudia Leao
Name: Claudia Leao
Title: Controller

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING LTDA.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S/C LTDA.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: July 15, 2003